Page 1


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            Bionet Technologies, Inc.
                            -------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                    37936K00

                                 (CUSIP NUMBER)

                              John M. Goodwin, Jr.
                  Adventure Capital Group, Expedition 152, Inc.
            On behalf of Adventure Capital Group, Expedition 152, LLC
                        1100 Wagner Boulevard, Suite 204
                          Ft. Lauderdale, Florida 33315

                        ---------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center - 20th Floor
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                            Attn: Troy J. Rillo, Esq.
                                 (305) 539-3327

                                 March 20, 2001
                                 --------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSPID NO. 37936K00                                                       Page 2


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Adventure Capital Group, Expedition 152, LLC

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY

--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida

--------------------------------------------------------------------------------
NUMBER OF               7    SOLE VOTING POWER
SHARES
BENEFICIALLY                 54,000,000
OWNED BY EACH
REPORTING
PERSON WITH             --------------------------------------------------------
                        8    SHARED VOTING POWER

                             -0-
                        --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             54,000,000
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        54,000,000
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES                             (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        79.63%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO

--------------------------------------------------------------------------------

CUSPID NO. 37936K00                                                       Page 3


--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Adventure Capital Group, Expedition 152, Inc.
--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY

--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida

--------------------------------------------------------------------------------
NUMBER OF               7             SOLE VOTING POWER
SHARES
BENEFICIALLY                          54,000,000
OWNED BY EACH
REPORTING
PERSON WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      54,000,000
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        54,000,000
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES                             (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        79.63%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        CO
--------------------------------------------------------------------------------

CUSPID NO. 37936K00                                                       Page 4


--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        John M. Goodwin, Jr.

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ X ]
--------------------------------------------------------------------------------
3                       SEC USE ONLY

--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        WC

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Florida

--------------------------------------------------------------------------------
NUMBER OF               7             SOLE VOTING POWER
SHARES
BENEFICIALLY                          54,000,000
OWNED BY EACH
REPORTING
PERSON WITH             --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-

                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      54,000,000
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        54,000,000
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                        EXCLUDES CERTAIN SHARES                             (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        79.63%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

CUSPID NO. 37936K00                                                       Page 5


ITEM 1.  SECURITY AND ISSUER.
         -------------------

         This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of Bionet Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 1070 E. Indiantown Road, Suite 210, Jupiter, Florida 33477.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a)-(c), (f). This statement is being filed by Adventure Capital Group, Expedition 152, LLC ("EXPEDITION LLC"), Adventure Capital Group, Expedition 152, Inc. ("EXPEDITION INC."), and John M. Goodwin, Jr. ("GOODWIN") (collectively referred to herein as the "REPORTING PERSONS").

         Expedition LLC is a Florida limited liability company. Its principal business is making private equity investments. Its managing member is Expedition Inc., whose president is John M. Goodwin, Jr. Its business address is 1100 Wagner Boulevard, Suite 204, Ft. Lauderdale, Florida 33315.

         Goodwin is the President of Expedition Inc, the managing member of Expedition LLC. His business address is 1100 Wagner Boulevard, Suite 204, Ft. Lauderdale, Florida 33315. Goodwin is a citizen of the United States of America.

         (d) and (e). During the last five years,  no Reporting  Person has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSPID NO. 37936K00                                                       Page 6


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         As of the close of business on March 29, 2001, Expedition LLC held in the aggregate 54,000,000 Shares. On March 20, 2001, Expedition LLC purchased the Shares for an aggregate purchase price of $3,000,000, of which $450,000 (the "Initial Investment") was paid in cash on such date, $300,000 is due in cash within 90 days thereof, and the balance is due within one year of the Initial Investment. Of the 54,000,000 Shares, 15,000,000 Shares are pledged to the Issuer to secure payment due from Expedition LLC. Unless there is a default in such payment, Expedition LLC has the right to vote the pledged shares. All funds were provided from Expedition LLC's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Expedition LLC acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and Expedition LLC does not have a present intention of selling, granting any participation in, or otherwise distributing the Shares.

         (d) Under an Investment Agreement dated as of March 8, 2001, Expedition LLC has the right to require four of the five members of the Board of Directors to resign and to nominate its own directors to fill such vacancies. Expedition LLC also has the right to cause the existing Board of Directors to expand the size of such Board to eleven members.

         Except as set forth above, Expedition LLC has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a)-(b) As of the close of business on March 29, 2001, Expedition LLC directly owned the number of Shares set opposite its name, representing the percentage ownership set forth below:

                                  NO. OF SHARES                  PERCENTAGE
REPORTING PERSON                   OF HOLDINGS                   OWNERSHIP
----------------                   -----------                   ---------

Adventure Capital Group,            54,000,000                      79.63%
Expedition 152, LLC

         Expedition LLC acting through its sole managing member, Expedition Inc., and its President, Goodwin, has the sole power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares which it owns directly.

         By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "ACT"), Expedition LLC, Expedition Inc. and Goodwin may be deemed to be a "group." As such, each of

CUSPID NO. 37936K00                                                       Page 7


Expedition Inc. and Goodwin may be deemed to beneficially own the Shares.

         By reason of the provisions of Rule 13d-5 under the Act, each of Expedition LLC, Expedition Inc. and Goodwin may be deemed to own all Shares beneficially owned by Expedition LLC. None of Expedition LLC, Expedition Inc. or Goodwin affirm the existence of such a group and each disclaims beneficial ownership of Shares owned beneficially or of record by Expedition LLC.

         (c) During the past sixty days, Expedition LLC has acquired all of the Shares. The Shares were acquired directly from the Issuer pursuant to the terms of an Investment Agreement dated as of March 8, 2001. Of the 54,000,000 shares acquired, Expedition LLC paid $450,000 (or $0.0115 per share) in cash for 39,000,000 shares and $2,550,000 (or $0.17 per share in indebtedness) for the remaining 15,000,000 shares. Pursuant to the terms of the Investment Agreement, Expedition LLC pledged the 15,000,000 to the Issuer for the payment of the $2,550,000, of which $2,250,000 may be paid in cash or other property.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        -----------------------------------------------------------------------
SECURITIES OF THE ISSUER.
------------------------

         Expedition LLC, acting through its sole managing member, Expedition Inc., has the sole power to vote and dispose of its Shares. Expedition LLC has pledged 15,000,000 of the Shares as security for the balance of the purchase price payable to the Issuer for the Shares. Expedition LLC has the right to vote the pledged Shares. In the event Expedition LLC fails to comply with the terms of the purchase and/or pledge agreement, the Issuer would have the ability to vote these pledged Shares.

         Expedition LLC was formed and is governed by that certain Operating Agreement dated as of January 18, 2001 (the "Operating Agreement"). A copy of the form of Operating Agreement is attached as Exhibit 2 and is incorporated by reference herein. All of the powers of Expedition LLC are vested in Expedition Inc., including the right to vote the Shares. The discussion of the terms of the Operating Agreement contained in Item 6 is only a brief summary and is qualified in its entirety by reference to the Operating Agreement contained in Exhibit 2.

         Expedition LLC was formed to engage in the business of purchasing, holding and disposing of marketable securities. Pursuant to the terms of the Operating Agreement, Expedition Inc. has the authority to perform all acts necessary to carry out the purposes and business of Expedition LLC. As the managing member of Expedition LLC, it has a 45.0% interest in the profits of Expedition LLC.

         Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including,

CUSPID NO. 37936K00                                                       Page 8


without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         Exhibit 1    Joint Filing Agreement.

         Exhibit 2    Form of Operating Agreement dated as of January 18, 2001.

         Exhibit 3    Investment Agreement dated as of March 8, 2001.

CUSPID NO. 37936K00                                                       Page 9



                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 2001

                            ADVENTURE CAPITAL GROUP, EXPEDITION 152, LLC

                            By:    Adventure Capital Group, Expedition 152,
                                   Inc.
                            Its:   Managing Member

                            By:  /s/ John M. Goodwin, Jr.
                                 ------------------------
                            Name: John M. Goodwin
                            Its:  President

CUSPID NO. 37936K00                                                      Page 10


                             JOINT FILING AGREEMENT
                             ----------------------


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Bionet Technologies, Inc., a Nevada corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 29, 2001.

                            ADVENTURE CAPITAL GROUP, EXPEDITION 152, LLC



                            By:  ADVENTURE CAPITAL GROUP, EXPEDITION 152, INC.
                            Its:  Managing Member



                            By:   /s/ John M. Goodwin, Jr.
                                  ------------------------
                            Name: John M. Goodwin, Jr.
                            Its:  President



                            ADVENTURE CAPITAL GROUP, EXPEDITION 152, INC.


                            By:   /s/ John M. Goodwin, Jr.
                                  ------------------------
                            Name: John M. Goodwin, Jr.
                            Its:  President



                            /s/ John M. Goodwin, Jr.
                            -------------------------
                            John M. Goodwin, Jr.

CUSPID NO. 37936K00                                                      Page 11



                                    EXHIBIT 2
                                    ---------

                            LIMITED LIABILITY COMPANY
                                   REGULATIONS
                                       OF
                  ADVENTURE CAPITAL GROUP, EXPEDITION 152, LLC,
                       A FLORIDA LIMITED LIABILITY COMPANY

      These Regulations (the "Regulations") of ADVENTURE CAPITAL GROUP, EXPEDITION 152, llc., a Florida limited liability company ("the Company"), are made and entered this 18th day of January 2000 (the "Effective Date") by and among (i) EXPEDITION, 152 INC., a Florida corporation ("Managing Member"), and
(ii) those Persons other than the Managing Member as set forth on Exhibit A (the Managing Member and the other Persons set forth on Exhibit A are hereinafter sometimes individually referred to as the "Member" and collectively referred to as the "Members").

                      BACKGROUND AND BASIS FOR REGULATIONS

      A. The Company was formed pursuant to the Articles of Organization filed with the Florida Secretary of State.

      B. The Members now desire to set forth the terms and conditions by which the Company will be governed under these Regulations as hereinafter set forth.

      NOW, THEREFORE, the Members, intending to be legally bound, hereby agree that the limited liability company regulations of the Company shall be as follows:

                                   SECTION 1.
                                    FORMATION

      1.1. ORGANIZATION. The Company has been organized as a Florida limited liability company pursuant to the Act.

      REGULATIONS, EFFECT OF INCONSISTENCIES WITH ACT. The Members agree to the terms and conditions of these Regulations, as they may from time to time be amended, supplemented, or restated according to its terms. The Members intend that these Regulations shall be the sole source of the relationship among the parties, and except to the extent a provision of these Regulations expressly incorporates federal income tax rules by reference to sections of the Code or Treasury Regulations or is expressly prohibited or ineffective under the Act, these Regulations shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law. To the extent any provision of these Regulations is prohibited or ineffective under the Act, these Regulations shall be

      1.2. considered amended to the smallest degree possible in order to make such provision effective under the Act. If the Act is subsequently amended or interpreted in such a way as to validate a provision of these Regulations that was formerly invalid, such provision shall be considered to be valid from the effective date of such interpretation or amendment. Each Member shall be entitled to rely on the provisions of these Regulations, and no Member shall be liable to the Company or to any other Member for any action or refusal to act taken in good faith reliance on these Regulations.

      1.3. NAME. The name of the Company is ADVENTURE CAPITAL GROUP, EXPEDITION 152, LLC, and such name shall be used at all times in connection with the conduct of the Company's business.

      1.4. EFFECTIVE DATE. These Regulations shall become effective upon the date first set forth above.

      1.5. TERM. The Company shall have perpetual existence until it is dissolved and its affairs wound up in accordance with these Regulations and the Act.

      1.6. REGISTERED AGENT AND OFFICE. The Company's initial registered office in the State of Florida shall be the law offices of Steven A. Fein, Esq., 900 SW 40th Avenue, Plantation, FL 33317.

      1.7. PRINCIPAL PLACE OF BUSINESS. The Company's initial principal place of business shall be located at 100 Lee Wagner Blvd., Suite 204, Fort Lauderdale, FL 33315. The Managing Member may change the location of the Company's principal place of business from time to time. The Managing Member shall make any filing and take any other action required by applicable law in connection with the change and shall give notice to all other Members of the new location of the Company's principal place of business promptly after the change becomes effective. The Managing Member may establish and maintain additional places of business for the Company.

      1.8. FOREIGN QUALIFICATIONS. The Company shall qualify to do business as a foreign limited liability company in each jurisdiction in which the nature of its business requires such qualification.

      1.9. ELECTION TO BE TAXED AS PARTNERSHIP. The Company shall be treated as a partnership for federal and state income tax purposes. No Member shall cause the Company to elect to be treated as a corporation for federal or state income tax purposes, unless such election is approved in writing by all Members.

                                   SECTION 2.
                                   DEFINITIONS

      2.1. GENERAL INTERPRETIVE PRINCIPLES. For purposes of these Regulations, except as otherwise expressly provided or unless the context otherwise requires,

(i) the terms defined in this Section have the meanings assigned to them in this Section and include the plural as well as the singular, and the use of any gender in these Regulations shall be deemed to include the other gender; (ii) the word "including" means "including, but not limited to," and (iii) the headings in these Regulations are for convenience only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of any of the provisions of these Regulations.

      2.2. DEFINED TERMS. As used in these Regulations, the terms set forth on Exhibit B shall have the respective meanings set forth therein (unless otherwise expressly provided).


                                   SECTION 3.
                         BUSINESS, PURPOSES, AND POWERS

      3.1.  BUSINESS AND PURPOSES.  The Business and purposes of the Company are
(i) the business of aviation purchase, sale and leasing, and (ii) to engage in any other lawful act or activity which may be carried on by a limited liability company under the Act which the Managing Member may from time authorize or approve pursuant to the provisions of these Regulations, whether or not related to the business described in these Regulations or to any other business at the time engaged in by the Company.

      3.2. POWERS. The Company shall have all powers of a limited liability company under the act and the power to do all things necessary or convenient to operate its business and accomplish its purposes as described in Section 3.1.

      3.3. LIMITATIONS ON SCOPE OF BUSINESS. Except for the authority expressly granted to the Managing Member in these Regulations, no Member, employee, or other agent of the Company shall have any authority to bind or act for the Company or any other Member in the carrying on of their respective businesses or activities.

                                   SECTION 4.
                  MEMBERS, CAPITAL CONTRIBUTIONS, AND FINANCING

      4.1.  IDENTITY OF MEMBERS AND PERCENTAGE INTERESTS.
            --------------------------------------------

      (a) MEMBERS. The initial Members of the Company shall be as set forth on Exhibit A.

            (b) PERCENTAGE INTERESTS. The Percentage Interests of the Members shall be computed by dividing the number of Membership Units owned by a Member by the total number of issued and outstanding Membership Units as set forth on Exhibit A, as amended from time to time.

      4.2. CAPITAL CONTRIBUTIONS. The Members shall contribute the amounts set forth on Exhibit A as their Capital Contribution (the "Capital Contribution"). Amounts paid by the Members under this Section 4.2 shall be credited to their respective Capital Accounts when actually paid. Each Member shall fund his

Capital Contribution no later than Ninety (90) days from the date of this Agreement. Capital Contributions may be required upon the admission of additional Members from such additional Members and shall be credited to such additional Members Capital Accounts when actually paid.

      4.3.  CAPITAL ACCOUNTS.
            ----------------

      Each Member's Capital Account shall be maintained in accordance with the following provisions:

            (a) Each Member's Capital Account shall be credited with the amounts of such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated to the Member pursuant to Section 5;

            (b) Each Member's Capital Account shall be charged with the amounts of cash and the carrying Value of any property distributed by the Company to such Member pursuant to any provision OF THESE Regulations . such Member's distributive share of Losses and

            (c) any items in the nature of expenses or losses which are specially allocated to the Member pursuant to Sections;

            (d) If all or a portion of a Member's Interest is Transferred in accordance with the terms of these Regulations, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Membership Interest; and This Section 4.3 and other provisions of these Regulations relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-l(b), and shall be interpreted and applied in a manner consistent with such Regulations. If the Managing Member determines that it is prudent to modify the manner in which the Capital Accounts, or any charges or credits thereto (including charges or credits relating to liabilities which are secured by contributions or distributed property or which are [assumed] by the Company or by Members), are computed in order to comply with such Regulations, the Managing Member may make such modification, but only if it is not likely to have a material effect on the amounts to be distributed to any Member pursuant to Section 5.1 or pursuant to
Section 13.3 upon the dissolution of the Company. The Managing Member also shall
(i) make any adjustments that may be necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1 (b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause these Regulations not to comply with Regulations Section 1.704-1(b).

      4.4. RETURN OF CAPITAL CONTRIBUTIONS. Except as otherwise provided in these Regulations, no Member or Assignee shall be entitled to demand the return of the Member's Capital Account or Capital Contribution at any particular time, except upon dissolution of the Company. Except as otherwise provided in these Regulations, no Member or Assignee shall be entitled at any time to demand or receive property other than cash. Unless otherwise provided by law, no Member or Assignee shall be personally liable for the return or repayment of all or any part of any other Member's Capital Account or Capital Contribution, it being expressly agreed that any such return of capital pursuant to these Regulations shall be made solely from the assets (which shall not include any right of contribution from a Member or assignee) of the Company.

      4.5. NO THIRD PARTY BENEFICIARY RIGHTS. The provisions of this Section are not intended to be for the benefit of any creditor or any other Person (other than a Member in his or her capacity as such) to whom any debts, liabilities, or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members; and no such creditor or other Person shall obtain any right under any of such provisions or shall by reason of any of such provisions make any claim in respect of any debt, liability, or obligation (or otherwise) against the Company or any of the Members

                                   SECTION 5.
                          ALLOCATIONS AND DISTRIBUTIONS

      5.1. DISTRIBUTIONS. The Managing Member shall determine on an annual or more frequent basis, the amount of Net Cash Flow, from time to time, available for distribution and shall distribute such Net Cash Flow amount the Members in accordance with the following order of priority:

            (a) First, to the Members until their Unreturned Capital is reduced proportionally to zero;

            (b) thereafter, among the Members, PRO RATA, in proportion to their respective Percentage Interests.

      Notwithstanding anything herein to the contrary, the Managing Member shall cause annual distributions to be made on or before April 15th of each year in an amount equal to the United States income taxes that the Members will have to pay on their distributive shares of the Company's taxable income for the prior year as reflected on Form K-1 shares of the Company's taxable income for the prior year as reflected on Form K-1 furnished to each Member for such year.

      SEE EXHIBIT C ATTACHED HERETO AND MADE A PART OF THIS SECTION FOR CERTAIN PROVISIONS RELATING TO DETERMINATION OF PROFITS AND LOSSES, ALLOCATIONS OF PROFITS AND LOSSES AND RELATED MATTERS.

                                   SECTION 6.
                          RIGHTS AND DUTIES OF MEMBERS

      6.1. LIABILITY OF MEMBERS. No Member shall be obligated to make Capital Contributions to the Company except as provided in Section 4. No member shall have any personal liability with respect to the liabilities or obligations of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or the management of its business or affairs under these Regulations or the Act shall not be grounds for imposing personal liability on the Members for liabilities or obligations of the Company.

      6.2. GUARANTY. Each Member shall be obligated to co-sign and personally guarantee the obligations of the LLC for the purchase of Aircraft or other equipment, or any other obligations as the Members may, from time to time, impose.

      6.3. LIMITATIONS ON POWERS OF MEMBERS. Except as expressly authorized by these Regulations, no Member shall, directly or indirectly, (i) resign, retire, or withdraw from the Company, (ii) dissolve, terminate, or liquidate the Company, (iii) petition a court for the dissolution, termination, or liquidation of the Company, or (iv) cause any property of the Company to be subject to the authority of any court, trustee, or receiver (including suits for partition and bankruptcy, insolvency, and similar proceedings).

      6.4. PROHIBITION AGAINST PARTITION. Each Member irrevocably waives any and all rights the Member may have to maintain an action for partition with respect to any property of Company.


                                   SECTION 7.
                  RIGHTS, POWERS, AND DUTIES OF MANAGING MEMBER

      7.1. MANAGEMENT AND CONTROL OF BUSINESS, AUTHORITY OF MANAGING MEMBER. The business and affairs of the Company shall be managed -under the direction of the Managing Member, who may exercise all powers of the Company and perform or authorize the performance of all lawful acts which are not by the Act or these Regulations directed or required to be exercised or performed by the Members. All acts of the Managing Member with in the scope of its authority shall bind the Company.

      7.2.  MANAGING  MEMBER'S  COMPENSATION.   The  Managing  Member  shall  be
compensated for its services are Managing Member in an amount equal to One Thousand Dollars per year.

      7.3. SIGNING OF DOCUMENTS. The Managing Member is authorized, in the name and on behalf of the Company, to sign and deliver all contracts, agreements, leases, notes, mortgages, and other documents and instruments on behalf of the Company.

      7.4. RIGHT TO RELY ON AUTHORITY OF MANAGING MEMBER. No Person dealing with the Managing Member shall be required to determine the Managing Member's authority to make any undertaking on behalf of the Company, or to determine any fact or circumstance bearing upon the existence of the Managing Member's authority.

      7.5. OUTSIDE ACTIVITIES. The Managing Member shall devote such time and attention to the business and affairs of the Company as may be necessary for the proper performance of its duties and the operation and management of the Company.

      7.6. TAX MATTERS PARTNER. The Managing Member shall be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code (the "Tax Matters Partner") as long as it is the Managing Member. The Tax Matters Partner shall be authorized and required to represent the Company (at the expense of the

Company) in connection with all examinations of the affairs of the Company by any federal, state, or local tax authorities, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. The Tax Matters Partner shall take all actions necessary to preserve the rights of the Members with respect to audits and shall provide all Members with notices of all such proceedings and other information as required by law. The Tax Matters Partner shall keep the Members timely informed of his or her activities under this Section. The Tax Matters Partner may prepare and file protests or other appropriate responses to such audits. The Tax Matters Partner shall select counsel to represent the Company in connection with any audit conducted by the Internal Revenue Service or by any state or local authority. All costs incurred in connection with the foregoing activities, including legal and accounting costs, shall be borne by the Company. Each Member agrees to cooperate with the Tax Matters Partner and to do or refrain from doing any ore all things reasonably required by the Tax Matters Partner in connection with the conduct of all such proceedings.

      7.7. ADDITIONAL MEMBERS. Additional Members shall be admitted in the sole discretion of the Managing Member upon payment of such consideration as deemed adequate by the Managing Member without the consent of any Member other than the Managing Member.


                                   SECTION 8.
                BOOKS OF ACCOUNT AND REPORTS, ACCESS TO RECORDS;
                             REPORTING REQUIREMENTS

      8.1. BOOKS AND RECORDS. The Managing Member shall keep, or cause to be kept, at the principal place of business of the Company true and correct books of account, in which shall be entered fully and accurately each and every transaction of the Company. Each Member or his designated agent shall have access at reasonable times on business days at the Company's office to inspect the Company's books of account and all other information concerning the Company required by the Act to be made available to Members, and may make copies at such Member's expense. A Member must give the Company written notice of its desire to exercise rights under the preceding sentence at least five (5) business days in advance. The Managing Member shall cause to be prepared and distributed to each Member (i) a copy of the annual financial statements of the Company of each Fiscal Year, and (ii) information necessary to complete the Member's federal income tax return within sixty (60) days after the close of each Fiscal Year.

      8.2. BANKING. All funds of the Company shall be deposited in its name in such federally-insured commercial bank or invested in such federally-insured savings and loan account or accounts, in such U.S. Treasury obligations, or in such bank certificates of deposit, as the Managing Member may determine (the
"Bank Accounts"). All funds of the Company shall only be used for Company purposes as provided in these Regulations and in accordance with the terms hereof.

                                   SECTION 9.
                        TRANSFERS OF MEMBERSHIP INTERESTS

      9.1. OTHER MEMBER'S OR ASSIGNEE'S RIGHT TO TRANSFER. Without the prior written consent of the Managing Member, no Member may Transfer all or any part of its Membership Interest.

      9.2. NON-COMPLYING TRANSFERS VOID. Any attempted transfer of al or any part of a Member's Membership Interest that does not comply with the provisions of this Section shall be null and void and of no legal effect.


                                   SECTION 10.
                             ADMISSION OF ASSIGNEES

      An assignee has no Management Rights unless (i) the assigning Member so provides in the instrument of assignment, and (ii) the Assignee agrees in writing to be bound by the provisions of these Regulations, Until such time, the only rights of an Assignee are the Economic Rights allocable to the Transferred Membership Interest.

                                   SECTION 11.
                             DISSOLUTION OF COMPANY

      11.1. EVENTS CAUSING DISSOLUTION. The Company shall be dissolved and it's affairs wound up upon the occurrence of any of the following events.

            (a) the sale, exchange, or other disposition by the Company of all or substantially all of its assets; provided, however, that if in connection with such sale or other disposition, the Company receives a promissory note or notes evidencing all or a part of the purchase price of such property, the Company shall not be dissolved until such promissory note(s) is (are) satisfied, sold, or otherwise disposed of, or

            (b) the determination in writing by the Members that the Company shall be dissolved.

      The Company SHALL not be dissolved by the death, resignation, withdrawal, bankruptcy, or dissolution of a Member. If an event of dissolution other than the entry of a decree of judicial dissolution occurs with respect to the Company, then the Members may, by their written consent given within ninety (90) days after the event causing dissolution, allow the Company to continue to carry on its business and affairs after such event.

      11.2. WINDING UP. If the Company is dissolved, then the Managing Member shall proceed with dispatch and without any unnecessary delay to sell or otherwise liquidate all property of the Company. Any act or event (including the passage of time) causing a dissolution of the Company shall in no way affect the validity of, or shorten the term of, any lease, deed of trust, mortgage, contract, or other obligation entered into by or on behalf of the Company.

      11.3. APPLICATION OF ASSETS IN WINDING UP. In winding up the Company, after paying or making provision for payment of all of its liabilities and paying all other costs and expenses incurred in connection with winding up and terminating the Company, the Managing Member shall distribute the remaining net proceeds and liquid assets among the Members in the manner specified in Section 5.1.

      11.4. NEGATIVE CAPITAL ACCOUNTS. If, after the allocation of the Profit or Loss among the Members and upon final liquidation of the Company, the Capital Account of any Member is negative, the Member shall not be obligated to restore the negative balance in its Capital Account.

      11.5. TERMINATION. The Company shall terminate, except for the purpose of suits, other proceedings, and appropriate action as provided in the Act, when all of its Property shall have been disposed of and the net proceeds and liquid assets, after satisfaction of liabilities to company creditors, shall have been distributed among the Members. As soon as practicable after the termination of the Company, the Managing Member shall cause Articles of Dissolution to be filed with the Secretary of State. With the consent of Member, the Managing Member shall have authority to distribute any Company property discovered after dissolution, convey' real estate, and take such other action as may be necessary on behalf of and in the name of the Company.

                                   SECTION 12.
                                   AMENDMENTS

      These Regulations may be amended or modified by the Members without the consent of the Managing Member and a majority in interest of the other Members.

                                   SECTION 13.
                                 INDEMNIFICATION

      13.1. INDEMNIFICATION OF ORGANIZER OR MEMBERS.
            ---------------------------------------

            (a) To the greatest extent not inconsistent with the laws and public policies of Florida, the Company shall have the obligation to indemnify any Person executing the Articles of Organization of the Company ("Organizer") or Member, including any responsible officers, partners, shareholders, directors, or managers of such Organizer or Member which is an entity, (hereinafter collectively referred to as "Indemnitee") against all liability incurred by such Indemnitee in connection with any proceeding. The Company shall pay for or reimburse the reasonable expenses as they are incurred by the Indemnitee in connection with any such proceeding in advance of final disposition thereof, if:

                  (i) the Indemnitee furnishes the Company a written affirmation of the Indemnitee's good faith belief that it has met the standard of conduct for indemnification described in subsection (c) of this Section 13,1; and

                  (ii) The Indemnitee furnishes the Company a written undertaking, executed personally or on such Indemnitee's behalf, to repay the advance if it is ultimately determined that such Indemnitee did not meet such standard of conduct.

      The undertaking described in subsection (a)(2) above must be a general obligation of the Indemnitee, subject to such reasonable limitations as the Company may permit, but need not be secured and may be accepted without reference to financial ability to make repayment. The indemnification and advancement of expenses provided for under this Section 13.1 shall be applicable to any proceeding arising from acts or omissions occurring before or after the adoption of this Section 13.1.

            (b) The Company shall have the power, but not the obligation, to indemnify any individual who is or was an employee or agent of the Company to the same extent as if such individual was an Indemnitee.

            (c)  Indemnification  of an  Indemnitee  is  permissible  under this
Section 13 only if:

                  (i)   it conducted itself in good faith;

                  (ii) it reasonably believed that the conduct was in or at least not opposed to the Company's best interest;

                  (iii) in the case of any criminal proceeding, it had no reasonable cause to believe that the conduct was unlawful; and

                  (iv) it is not adjudged in any such proceeding to be liable for negligence or misconduct in the performance of duty. The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent is not, of itself, determinative that the Indemnitee did not meet the standard of conduct described in this subsection (c) of this Section 13.1.

            (d) Nothing contained in this Section 13 shall omit or preclude the exercise or be deemed exclusive of any right under the law, by contract or otherwise, relating to the indemnification of or advancement of expenses to any Indemnitee who is or was an Organizer or Member-of the Company or is or was serving at the Company's request as a director, officer, partner, manager, trustee, employee, or agent of another foreign or domestic company, partnership, association, limited liability company, corporation, joint venture, trust, employee benefit plan, or other enterprise, whether for profit or not. Nothing contained in this Section 13 shall limit the ability of the Company to otherwise indemnify or advance expenses to any Indemnitee. It is the intent of this
Section 13 to authorize indemnification of an Indemnitee to the fullest extent now or hereafter permitted by the law consistent with the terms and conditions of this Section 13. Indemnification may be provided in accordance with this
Section 13 irrespective of the nature of the legal or equitable theory upon which a claim is made, including, without limitation, negligence, breach of duty, mismanagement, waste, breach of contract, breach of warranty, strict liability, violation of federal or state securities law, violation of the

Employee Retirement Income Security Act of 1974, as amended, or violation of any other state or federal law.

            (e)   For purposes of this Section 13.

                  (i) The term "expenses" includes all direct and indirect costs including, without limitation, counsel fees, retainers, court costs, transcripts, fees of experts, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or out-of-pocket expenses) actually incurred in connection with the investigation, defense, settlement, or appeal of a proceeding.

                  (ii) The term "liability" means the obligation to pay a judgment, settlement, penalty, fine, excise tax (including an excise tax assessed with respect to any employee benefit plan), or reasonable expenses incurred with respect to a proceeding.

                  (iii) The term "party" includes an Indemnitee who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

                  (iv) The term "proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

                                   SECTION 14.
                            MISCELLANEOUS PROVISIONS

      14.1. NOTICES. All notices, demands, consents, approvals, or other communications (collectively, a "Notice") provided for in these Regulations or required by law shall be delivered personally by overnight delivery service (e.g., Federal Express or DHL) or private courier service or sent by certified or registered mail, return receipt requested, first class postage prepaid, addressed to the Member at the address for Notices set forth on Exhibit A (or, in the case of a Person who becomes a Member after the Effective Date, at the address for Notices furnished by such Person to the Company at the time of his admission), unless Notice of a change of address is given to the Company and all Members pursuant to the provisions of this Section. Time period shall commence on the date three (3) business days after the date of mailing of a Notice sent by mail, or on the date of receipt of a notice delivered by courier or on the date of receipt of a confirmed facsimile. Any Notice sent by mail which is required to be given within a stated period of time shall be considered timely if postmarked before midnight of the last day of such period. Notices given by counsel for any Member shall be deemed valid Notices if addressed and sent in accordance with the provisions of this Section.

      14.2. DISPUTE RESOLUTION. In the case of any dispute between the parties which has not been resolved through negotiation between the parties, such dispute shall be settled and determined through arbitration in accordance with the Rules of Commercial Arbitration of the American Arbitration Association ("AAA"). Any arbitration pursuant to these Regulations shall be held in Hollywood, Florida, and shall be conducted by a single arbitrator to be selected by other arbitrator so selected shall be binding, final and conclusive

      14.3. on the parties. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The fees and expenses of arbitration shall be part of the award. The prevailing party in any arbitration shall recover its expenses and costs including reasonable attorney's fees from the other party.

      14.4. INTERPRETATION. Whenever the context may require, any noun or pronoun used herein shall include the corresponding masculine, feminine, or neuter forms. The Singular form of nouns, pronouns, and verbs shall include the plural and vice versa.

      14.5. SEVERABILITY. Each provision of these Regulations shall be considered severable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to existing or future law, such invalidity shall not impair the operation or affect those portions of these Regulations which are valid, and these Regulations shall remain in full force and effect and shall be construed and enforced in all respects as if such invalid or unenforceable provision or provisions had been omitted.

      14.6. BURDEN AND BENEFIT UPON SUCCESSORS. Except as expressly otherwise provided herein, these regulations are binding upon, and inure to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal, and legal representatives, successors, and assigns.

      14.7. WAIVER. No consent or waiver, express or implied, by any party thereto of any breach or default by any other party hereto in the performance of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such party of the same or any other obligations of such party hereunder. Failure on the part of any party to complain of any act or failure to act of another party or to declare another party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

      14.8. INTEGRATION. These Regulations set forth all (and are intended by all parties hereto to be an integration of all) of the promises, agreements, conditions, understandings, warranties, and representations among the parties hereto with respect to the Company, the Company business, and the property of the Company, and there are no promises, agreements, conditions, understanding, warranties, or representations, oral or written, express or implied, among them other than as set forth herein.

      14.9. GOVERNING LAW. It is the intention of the parties that all questions with respect to the construction of these Regulations and the rights and liabilities of the parties hereto shall be determined in accordance with the laws of the State of Florida.

      14.10. BINDING EFFECT. These Regulations shall be binding upon, and inure to the benefit of, the parties hereto and their respective spouses, heirs executors, administrators, personal and legal representatives, successors, and assigns.

      IN WITNESS WHEREOF, the parties hereto have executed there Regulations as of the date first above written.

WITNESSES:                               ADVENTURE CAPITAL GROUP,
                                         EXPEDITION 152, L.L.C.

                                         By:
------------------------------------        ------------------------------------
                                               JOHN M.  GOODWIN, JR,
                                               PRESIDENT
                                               and as Managing Member


------------------------------------     ---------------------------------------
                                         JOHN R. WITMER



------------------------------------     ---------------------------------------
                                         DAVID J. GLASSERMAN



------------------------------------     ---------------------------------------
                                         GERALD I. KLEIN



------------------------------------     ---------------------------------------
                                         JAMES S. RUE

                                    EXHIBIT A

                 ADVENTURE CAPITAL GROUP, EXPEDITION 152, L.L.C.
                   SCHEDULE OF MEMBERS, CAPITAL CONTRIBUTIONS,
                              AND MEMBERSHIP UNITS

                                           INITIAL CAPITAL    MEMBERSHIP
MEMBER NAME                                   CONTRIBUTION         UNITS
-----------                                ---------------    ----------

EXPEDITION 152, INC.                           $300,000.00           450
                                                  Services

TOTALS                                         $300,000.00           450

                                    EXHIBIT B
                                   DEFINITIONS

      ACT: The Florida Limited Liability Company Act, Chapter 608, Florida Statutes, tin its present form or as amended from time to time.

      ADJUSTED BASIS: The basis for determining gain or loss for federal income tax purposes from the sale or other disposition of property, as defined in
Section 1011 of the Code.

      AFFILIATE: When used with reference to any Person, (i) any Person that, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control, with or owns a great than fifteen percent (15%) interest in the specified Person (the term "control" for this purpose, shall mean the ability, whether by the ownership of shares or other equity interest, by contract or otherwise, to elect a majority of the directors of a corporation, independently to select the managing partner of a partnership or a manager of a limited liability company, or otherwise to have the power independently to remove and then select a majority of those Persons exercising governing authority over an entity, and control shall be conclusively presumed in the case of the direct or indirect ownership of 50% or more of the equity interests); and (ii) a parent, sibling or issue of such Person.

      ASSIGNEE: A person to whom a Membership Interest is transferred in compliance with Section 9.

      CAPITAL ACCOUNT: The capital account of a Member maintained in accordance with Section 4.3.

      CAPITAL CONTRIBUTION: Any property (including cash) from time to time contributed by a Member to the Company.

      CARRYING VALUE: Carrying Value means, with respect to any asset, the Adjusted Basis of the asset, except as follows:

            (i) The initial Carrying Value of an asset contributed by a Member to the Company "hall be the gross fair market values, as determined by the Members, at the time the asset is contributed;

            (ii) The Carrying Values of the Company's assets shall be adjusted to equal their respective gross fair market values, as determined by the Managing Member, as of the following times: (a) the acquisition of an additional interest in the Company by any new or existing Assignee or Member in exchange for more than a DE MINIMIS Capital Contribution; (b) the distribution by the Company to a Member or an Assignee of more than a DE MINIMIS amount of property as consideration for all or part of a Membership Interest or an Assignee's Economic Rights; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-l(b)(2)(ii)(g); but adjustments pursuant to clauses
(a) and (b) above shall be made only if the Managing Member determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

            (iii) The Carrying Value of an asset of the Company distributed to a Member shall be adjusted to equal the gross fair market value of the asset on the date of distribution as determined by the Managing Member; and

            (iv) The Carrying Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the Adjusted Basis of those assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that those adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-l(b)(2)(iv)(m) and Section 5.2(h); but the Carrying Values shall not be adjust pursuant to this clause (iv) to the extent the Managing Member determines that an adjustment pursuant to clause (ii) above is necessary or appropriate in connection with a transaction pursuant to this clause (iv). If the Carrying Value of an asset is determined or adjusted pursuant to clauses (i), (ii), or (iv), such Carrying Value shall thereafter be adjusted by the Depreciation taken into account with respect to the asset for purposes of computing Profit and Loss.

      CODE: The Internal Revenue Code of 1986, as in effect and hereafter amended.

      CONTRIBUTED PROPERTY: Any property other than cash contributed to the Company as a Capital Contribution.

      CUSTODIAN: A receiver, trustee, assignee, liquidator, or similar official under any Bankruptcy Law.

      DEPRECIATION: For each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year.

      DISTRIBUTION: A transfer of property by the Company to a Member -or an Assignee an account of a Membership Interest pursuant to Section 5.1.

      ECONOMIC RIGHTS: An Assignee's rights to receiver allocations of Profits and losses, Distributions, and a return of capital.

      EFFECTIVE DATE:  As Defined in Section 1.4.

      FISCAL YEAR: The fiscal year of the Company, which shall be the calendar year.

      LOSS: As defined in Section 5.2.

      MANAGEMENT RIGHTS: The rights, if any, of a Member to participate in the management of the Company, including the rights to receive information, to inspect and audit the books and records, and to vote on, consent to, or approve actions, of the Company.

      MANAGING MEMBER: Expedition 151, L.L.C., a Florida corporation.

      MEMBERS: As set forth on Exhibit A.

      MEMBERSHIP INTEREST: With respect to a Member, the Member's entire ownership interest in the Company, including the Member's (i) rights to receive allocations of Profits and Losses, Distributions, and a return of capital, and
(ii) Management Rights.

      MEMBERSHIP UNITS: Membership Units shall mean one or more units owned by the Members out of the 100,000 authorized Membership Units which units are, as designated on Exhibit A attached hereto (as it may be amended from time to time) and set forth opposite the Members' names.

      NET CASH FLOW: For any specified period, an amount equal to the sum of (i) all cash revenues received by the Company during the period from any source, and
(ii) amounts set aside by the Managing Member as reserves during earlier periods to the extent the Managing Member determines, during the period, that such reserves are no longer reasonably necessary for the efficient conduct of the Company during the period for taxes, salaries, management fees, and other costs and expenses in connection with the normal conduct of the Company's business,
(x) all payments by the Company during the period of principal of and interest on loans and other obligations of the Company for borrowed money, (y) all cash expenditures by the Company during the period for the acquisition of property, for construction period interest and taxes and for loan fees, whether or not capitalized, and for capital improvements and/or replacements, and (z) such reserves for maintenance, repairs, replacements, capital improvements, contingent or unforeseen liabilities or obligations and to meet anticipated expenses as the Managing Member, determines during the period are reasonably necessary for the efficient conduct of the Company's business.

      NONRECOURSE DEDUCTIONS: As defined in Regulations Section 1.704-2(b)(1).

      PERCENTAGE INTEREST: As defined in Section 4.1(b).

      PERSON: An individual, corporation, trust, association, unincorporated association, estate, partnership, joint venture, limited liability company, or other legal entity, including a governmental entity.

      PREFERRED RETURN: For any period, an amount cumulative and compounded on an annual basis to the extent not paid equal to 12% per annum multiplied by the Member's Unreturned Capital during such period.

      PROFIT: As defined in Section 5.2.

      REGULATIONS: Shall mean the Limited Liability Company regulations adopted by the Members for the regulation and management of the affairs of the Company, not inconsistent with Law or the Articles of Organization of the Company.

      TRANSFER AND TRANSFERRED MEMBERSHIP INTEREST: A sale, assignment, transfer or other disposition (voluntarily or by operation of law) of, or the granting or creating of, a lien, encumbrance, or security interest in, a Membership Interest.

      TREASURY  REGULATIONS:  The permanent and temporary  regulations,  and all
amendments,   modifications,   and  supplements  thereof,   from  time  to  time
promulgated by the department of Treasury under the Code.

      UNRETURNED CAPITAL: With respect to each Member, as of any date, an amount ([but] not less than zero) equal to (i) the aggregate amount of the Member's Capital Contributions pursuant to Section 4 made before such date, reduced by
(ii) the aggregate amount of Net Cash Flow distributed to the Member before such date pursuant to Section 5.1 (b).

                                    EXHIBIT C
                                    ---------

      5.1 DISTRIBUTIONS. The Managing Member shall determine on an annual or more frequent basis, the amount of net Cash Flow, from time to time, available for distribution and shall distribute such Net Cash Flow among the Members in accordance with the following order of priority:

            (a) first, to the Members, until the Members have received their Preferred Return for the period beginning on the date the Capital Contribution wan made and ending on the date of the distribution pursuant to this paragraph
(1) to the extent due and payable pursuant to section 4.6;

            (b) next, to the Members until their Unreturned Capital is reduced proportionally to zero.

            (c) Thereafter, among the Members, pro rata, in proportion to their respective Percentage Interests.

      5.2 DETERMINATION OF PROFITS AND LOSSES. For purposes of these Regulations, the profit ("profit") or loss ("Loss") of the Company for each Fiscal Year shall be the net income or net loss of the Company for such Fiscal Year as determined for Federal income tax purposes, but computed with the following adjustments:

            (a) without regard to any adjustment to basis pursuant to Section 743 of the Code (except as provided in this Section 5.2(h));

            (b) by including the net gain (after expenses) or net loss (after expenses) realized or incurred by the Company with respect to sales of capital assets;

            (c) by taking into account items of deduction attributable to any property of the Company;

            (d) by including as an item of gross income any tax-exempt income received by the Company;

            (e) by treating as a deductible expense any expenditure of the Company described in Section 705(a)(2)(B) of Code;

            (f) by excluding any item of income, gain loss, or deduction which is required to be specially allocated to a Member who contributes property other than cash to the Company as a Capital Contribution pursuant to Section 704(c) of the Code and the Regulations thereunder;

            (g) to the extent an adjustment to the Adjusted Basis of any asset of the Company pursuant to Sections 34(b) or 743(b) of the Code is required by Regulations Section 1.704-l(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the Adjusted Basis of the asset) or loss (if the adjustment decreases the Adjusted Basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profit or loss; and

      (h) after  making the  special  allocations  (if any)  required by Section
5.10. The amounts of the items of income, gain, loss or deduction of the Company to be specially allocated pursuant to Section 5.10 shall be determined by applying rules analogous to those set forth in subsections (a) through (h) above.

      5.3 ALLOCATION OF PROFITS. The Profit of the Company for each Fiscal Year in which the Company has a Profit shall be allocated among, and credited to the Capital Accounts of, the Members in accordance with the following order of priority.

            (a) first, among those Members, if any, whose negative Capital Account balances exceed such Member's Share of Minimum Gain. If the amount of the Profit being allocated is less than the amount necessary to achieve this result, it shall be allocated in the reverse order of that specified for Losses in paragraph (a) of Section 5.4.

            (b)  second,  to those  Members,  if any,  having  negative  Capital
Account balances in the amounts necessary to cause their Capital Account balances to equal zero.

            (c) Third, to those Members, if any, whose Capital Account balances are less than the amount of their Unreturned capital in the amounts necessary to cause their Capital Account

            (d) balances to be equal to their Unreturned Capital. If the amount of the Profit being allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause such members capital Account balance" to be in proportion to their Unreturned Capital and the balance shall be allocated in proportion to their Unreturned Capital.

            (e) Fourth, to those Members, if any, whose Capital Account balances are less than the sum of their (i) Unreturned Capital and (ii) the unpaid Preferred Returns in the amounts necessary to cause their Capital Account balances to be equal to the sum of (i) and (ii). If the amount of the Profit being allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause the amounts by the Members' Capital Account balance shall be allocated in proportion to their unpaid Preferred Returns.

            (f) Thereafter, to the Members, pro rata, in proportion to their respective Percentage Interests.

      5.4 ALLOCATION OF LOSSES. The Loss of the Company for each Fiscal Year in which the Company has a Loss shall be allocated among, and charge to the Capital Accounts of, the Members in accordance with the following order of priority:

            (a) first, to all members to the extent that (i) their positive Capital Accounts balances exceed their Unreturned Capital in the amounts necessary to cause their Capital Account balances to be equal to their Unreturned Capital if the amounts necessary to cause their Capital allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause the amounts by which Members' Capital Account balances exceed their Unreturned Capital to be in proportion to their Unreturned Capital and the balances shall be allocated in proportion to the Unreturned Capital.

            (b) Second, to all Members to the extent that they have positive Capital Account balances (after giving effect to the allocations required by Section 5.4(a) in the amounts necessary to cause their Capital Account balances to be zero, if the amount of the Loss being allocated is less than the amount necessary to achieve this result, it shall first be allocated in such a manner as to cause the positive balances of Members' Capital Account balances to be in proportion to their Unreturned Capital and the balance shall be allocated in proportion to their Unreturned Capital.

            (c) Third, to those Members, if any, who have direct or indirect (e.g., a guarantee or an indemnification of another Member who is a guarantor) potential liability to a third party creditor of the Company until the net cumulative Losses allocated to the Member under this Section 5.4 (c) are equal to the amount of such potential liability. If the amount of the Loss being allocated is less than the amount necessary to achieve this, it shall be allocated in the inverse order of the repayment priorities of such liabilities. No allocation of Losses shall be made pursuant to this Section 5.4(c) with respect to a guarantee or contingent liability, to the extent that a disposition of the Property for consideration equal to the Property's Carry Value would eliminate the potential liability.

            (d) Thereafter, to the Members, pro rata, in proportion to their respective Percentage Interest.

      5.5 ORDER OF APPLICATION. The allocations and distributions for each Fiscal Year pursuant to Section 5.1, Section 5.3, and Section 5.4 shall be reflected in the Members' Capital Accounts in the following order of priority:

            (a) first Distributions of Net Cash Flow pursuant to Section 5.1;

            (b) next, allocations of Profits and Losses pursuant to Section 5.3 and Section 5.4;

      Whenever any provision of Section 5.3 or Section 5.4 depends upon the Capital Account of a Member, the Member's Capital Account shall be determined after the operation of all preceding provisions for the Fiscal Year.

      5.6 INCOME TAX ELECTIONS. In the event of a Transfer of all or part of a Membership Interest (or of the interest of a partner or a member in a partnership or a limited liability company which is a Member or is a partner or member in a Member) because of death or sale, the Company may, in its sole discretion, make the election described in Section 754 of the Code.

      5.7 INCOME TAX ALLOCATIONS.
          ----------------------

      (a) For purposes of Sections 702 and 704 of the Code, or the corresponding sections of any future Federal internal revenue law, or any similar tax law of any state or other jurisdiction, the Company's profits, gains, and losses for Federal income tax purposes, and each item of income, gain, loss or deduction entering into the computation thereof, shall be allocated among the Members

      (b) in the same proportions as the corresponding "book" items are allocated pursuant to this Section, except as otherwise provided in Section 5.11.

      (c) For income tax purposes only, the amount of any loans to the Company which are guaranteed by a Member, or an Affiliate of a Member, shall be losses. The inclusion of these amounts, if any, in the Capital Account of said Member shall in no way affect the distribution of cash to the members as provided for in Section 5.1.

      5.8 TRANSFERS DURING FISCAL YEAR. In the event of the transfer of all or any part of a membership Interest (in accordance with the provisions of these Regulations) at any time other than the end of a Fiscal Year, the share of Profit or Loss (in respect of the Membership Interest so Transferred) shall be allocated between the transferor and the transferee in the same ratio as the number of days in the Fiscal Year before and after such Transfer. This Section shall not apply to Profit or loss from extraordinary nonrecurring items. Extraordinary or nonrecurring items of gain or loss shall be allocated on the basis of the Members' Percentage Interests on the date the gain is realized or the loss incurred, as the case may be.

      5.9 AMORTIZATION AND ALLOCATION OF ORGANIZATION EXPENSES. The Company shall elect to amortize over a period of sixty (60) calendar months (i) all Organization Expenses in accordance with the provisions of Section 709(b) of the Code, and (ii) all start-up expenses in accordance with the provisions of
Section 195 of the Code.

      5.10 SPECIAL ALLOCATIONS TO COMPLY WITH SECTION 704 REGULATIONS.
           ----------------------------------------------------------

            (a) GENERAL RULE.  Notwithstanding the provisions of Section 5.3 and
Section 5.4, if the allocation of a Loss to a Member for any Fiscal Year pursuant to Section 5.4 would cause or increase a negative balance in the Member's Adjusted Capital Account (as defined in subsection (f) on the last day of the Fiscal Year which exceeds the sum of the Member's share of Minimum Gain on Nonrecourse Liability (as defined in subsection (g)) and the Member's share of Minimum Gain on Member Nonrecourse Debt (as defined in subsection (h)) as of the last day of the Fiscal Year, then the portion of the Loss that would have such effect shall instead be specially allocated among the Members who have positive balances in their Adjusted Capital Accounts on the last day of the Fiscal Year and the

      Members who have negative balances in their Adjusted Capital Accounts on the last day of the Fiscal Year which do not exceed the sum of their respective shares, on the last day of the Fiscal Year, of Minimum Gain on Nonrecourse Liability and Minimum Gain on Member Nonrecourse Debt. The Loss to be specially allocated pursuant to the preceding sentence shall be allocated among the members referred to in the preceding sentence, pro rata, in proportion to their respective Loss Allocation amounts (as defined in subsection (i)). For purposes of this Section, a Member's share of Minimum Gain on Nonrecourse Liability and Minimum Gain on Member Nonrecourse debt shall be determined pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), and a Member's share of excess Nonrecourse liabilities (as described in Regulations Section 1.752-3(a)(3)) shall be based upon the Member's Percentage Interest.

            (b) QUALIFIED INCOME OFFSET. If, at the end of any Fiscal year, any one or more of the Members have a negative balance in the Member's Adjusted Capital Account which exceeds the sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member
Nonrecourse Debt at the end of the Fiscal Year, then income and gain for the Fiscal Year (and, if necessary, subsequent Fiscal Years) shall be allocated as quickly as possible among all Members who have such negative balances in their Adjusted capital Accounts, pro rata, in proportion to their respective Income Allocation Amounts (as defined in subsection (j)0 to the extent necessary to reduce the negative balance of each Member's Adjusted Capital Account to an amount equal to sum of the Member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt as of the end of the Fiscal Year, PROVIDED that an allocation pursuant to this
Section 5.9(b) shall be made only if and to the extent that such Member would have such a negative balance in the Member's Adjusted Capital Account in excess of the sum of the member's share of

            (c) MINIMUM GAIN ON NONRECOURSE LIABILITY.] Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse Debt after all other allocations provided for in this Section 5 have been tentatively made as if this Section 5.10(b) were not a part of these Regulations. The allocations referred to in this paragraph shall be interpreted and applied to satisfy the requirements of Regulations Section 1.704-l(b)(2)(ii)(d)(3).

            (d) MINIMUM GAIN CHARGEBACK - NONRECOURSE LIABILITY. If there is a net decrease in the Minimum gain on Nonrecourse Liability (as defined in subsection (g)) during any Fiscal Year, the Members shall be allocated items of income and gain for the Fiscal Year, before any other allocation of Company items described in Code Section 704(b) is made for the Fiscal Year (and, if necessary, subsequent Fiscal Years), in the amounts and in the proportions required by Regulations Sections 1.704-2(f) and 1.704.2(j)(2)(i). The allocations referred to in this paragraph shall be interpreted and applied to satisfy the requirements of Regulations Section 1.704-2(f).

            (e) MINIMUM GAIN CHARGEBACK - - MEMBER NONRECOURSE DEBT. If there is a decrease in the Minimum Gain on Member Nonrecourse Debt during a Fiscal Year, then any Member who has a share of the Minimum Gain on Member Nonrecourse Debt at the beginning of the Fiscal Year shall be allocated items of income and gain for the Fiscal Year, before any other allocation of Company items described in Code Section 704(b) is made for the Fiscal Year (and, if -necessary, subsequent Fiscal Years), in the amounts and in the proportions required by Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2)(ii). The allocations referred to in this paragraph shall be interpreted and applied to satisfy the requirements of Regulations Section 1.704.2(i)(4).

            (f) MEMBER NONRECOURSE DEBT DEDUCTIONS. Member Nonrecourse Deduction with respect to Member Nonrecourse Debt shall be specially allocated among the Member or Members who bear the economic risk of loss with respect to such Member Nonrecourse Debt in the amounts and in the proportions required by Regulations
Section 1.704-2(i)(1).

            (g) ADJUSTED CAPITAL ACCOUNT. The term Adjusted Capital Account" shall mean the amount of a Member's Capital Account (determined before the special allocation to be made pursuant to this subsection, but after making all other adjustments to Capital Account for the Fiscal Year with respect to contributions, allocations, and distributions), whether positive or negative, reduced by reasonably expected adjustments described in Regulation, Section 1.704-l(b)(2)(ii)(d)(4) and by reasonably expected allocations of loss and deduction described in Regulations Section 1.704-l(b)92)(ii)(d)(6), and increased by the amount of the Member' "risk of loss" (as defined in Regulations
Section 1.752-2(b) with respect to the recourse liabilities of the Company.

            (h) MINIMUM GAIN ON NONRECOURSE LIABILITY. The term "Minimum Gain on Nonrecourse Liability" shall mean the aggregate amount of gain, if any, that would be realized by the Company if, a taxable transaction, it disposed of all Company property encumbered by Mortgages securing Nonrecourse Liabilities of the Company (as defined in Regulations Section 1.704-2(b)(3)) in full satisfaction thereof (and for no other consideration). The Members intend that Minimum Gain on Nonrecourse Liability shall be determined in accordance with the provisions of Regulations Section -1.704-2(d)(1).

            (i) MINIMUM GAIN ON MEMBER  NONRECOURSE DEBT. The term "Minimum Gain on Member Nonrecourse Debt" shall mean the aggregate amount of gain, if any, that would be realized by the Company if, in a taxable transaction, it deposed of all Company Property encumbered by Mortgages securing Member Nonrecourse Debt of the Company (i.e., a Nonrecourse debt for which one or more of the Members bears the economic risk of loss, and defined in Regulations Section 1.7042(b)(4)), in full satisfaction thereof (and for no other consideration). The Members intend that Minimum Gain on Member Nonrecourse Debt shall be determined in accordance with provisions of Regulations Section 1.704-2(i)(3).

            (j) LOSS ALLOCATION AMOUNT. The term "Loss Allocation Amount" shall mean (i) in the case of a Member who has a positive balance in his or her Adjusted Capital Account, an amount equal to the sum of (x) the positive balance in the Member's Adjusted Capital Account, (y) the Member's share of Minimum Gain on Nonrecourse Liability, and (z) the Member's share of Minimum Gain on Member Nonrecourse Debt, or (ii) in the case of a Member who has a negative balance in his or her Adjusted Capital Account which does not exceed "the sum of the member's share of Minimum Gain on Nonrecourse Liability and the Member's share of Minimum Gain on Member Nonrecourse debt, over (y) the balance of the member's Adjusted Capital Account (treated as a positive number).

            (k) INCOME ALLOCATION AMOUNT. The term "Income Allocation Amount" shall mean, in the case of a Member who has a negative balance in his or her Adjusted Capital Account which exceeds the sum of the Member's share of Minimum

Gain on Nonrecourse Liability and the Member's share of Minimum gain on Member Nonrecourse debt. An amount equal to such excess.

            (1) GROSS INCOME ALLOCATION. Each Member who has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of the Member's share of Minimum Gain on Nonrecourse Debt shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 5.10(k) shall

            (m) be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section 5 have been made as if Section 5.10(b) and this
Section 5.10(k) were not a part of these Regulations.

            (n) NONRECOURSE DEDUCTIONS. Nonrecourse Deductions for an Fiscal Year shall be specially allocated among the Members in accordance with their Percentage Interests.

            (o) SECTION 754 ADJUSTMENTS. In any case where an adjustment to the Adjusted Basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required (pursuant to Regulations Section 1.704-l(b)(2)(iv)(m)(2) or Regulations 1.704-(b)(2)(iv)(m)(4)), to be taken into account in determining Capital Accounts Because of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated among the Members in accordance with their interests in the Company in the event that (i) Regulations Section accordance with their interests in the Company in the event that (i) Regulations Section 1.704-l(b)(2)(iv)(m)(2) applies, or (ii) the Members to whom such distribution was made in the event that Regulations Section 1.704-l(b)(2)(iv)(m)(4) applies.

            (p) PURPOSE AND INTERPRETATION OF SECTION 5. The allocations set forth in this Section 5 are intended to allocate Profits and Losses in a manner that has "economic effect equivalence within the meaning of Regulation ss. 1.704-l(b)(2)(ii)(i). Any ambiguities or inconsistencies in the provisions of this Section 5 relating to the allocations of Profits and Losses shall be resolved in the manner which will accomplish (or will most likely accomplish) the foregoing result.

      5.11 ALLOCATIONS REGARDING CONTRIBUTED PROPERTY.
           ------------------------------------------

      (a) Each item of taxable income, gain, loss, or deduction attributable to any Contributed Property shall be allocated first to -the Property Member in the amount required to take into account the Property Member's share of the difference between the Carrying Value of the Contributed Property and its Adjusted Basis at the time of contribution. In making allocations pursuant to the preceding sentence, the Managing Member is authorized to apply any method or convention required or permitted by Section 704(c) of the Code and the Regulations thereunder, but the Managing Member shall select such method or convention as, in its opinion, will take such difference into account to the greatest extent possible through allocations to the Property Member.

      (b) Any portion of such items not allocated in accordance  with subsection
(a) shall be allocated in accordance with Section 5.3 or Section 5.4.

                                    EXHIBIT 3

                              INVESTMENT AGREEMENT

      THIS INVESTMENT AGREEMENT (the "AGREEMENT") is entered into this 8th day of March, 2001, by and between ADVENTURE CAPITAL GROUP, EXPEDITION 152, L.L.C., a Florida limited liability company (the "BUYER"), and BIONET TECHNOLOGIES, INC., a Nevada corporation (the "COMPANY").

                                    RECITALS:

      A. The parties to this Agreement entered into a Preliminary Capital Funding and Purchase Agreement (the "PRELIMINARY AGREEMENT") dated as of October 19, 2000, which was amended on three occasions prior to the date hereof. Pursuant to the Preliminary Agreement, the Buyer agreed to purchase 80% of the Company's authorized capital stock, which consisted of 75,000,000 shares of common stock, par value $0.001 per share (the "COMMON STOCK").

      B. The Preliminary Agreement was conditioned upon the parties entering into a definitive agreement setting forth the terms and conditions mutually acceptable to them. This Agreement is intended to be the definitive agreement and is intended to supersede the Preliminary Agreement and all amendments thereto in their entirety.

                                   AGREEMENT:

      NOW, THEREFORE, in consideration of the mutual premises herein set forth and certain other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

      1.    ISSUANCE OF SHARES AND RELATED TRANSACTIONS.

            1.1. ISSUANCE OF SHARES. At Closing (as defined below), subject to the terms, restrictions and conditions of this Agreement, the Buyer shall acquire, and the Company shall sell, issue and deliver to the Buyer a total of 80% of the Company's authorized capital stock, which shall not be less than 54,000,000 shares of the Company's Common Stock. All shares of the Company's Common Stock issued hereunder shall be free and clear of all liens, claims, pledges, mortgages, restrictions, obligations, security interests and encumbrances of any kind, nature and description (collectively, "ENCUMBRANCES"). On the date hereof, in consideration the Company shall issue and deliver to the Buyer a total of 39,000,000 shares of the Company's Common Stock. The balance of 15,000,000 shares of the Company's Common Stock shall be issued in the name of the Buyer and pledged by the Buyer back to the Company pursuant to the terms of a Pledge Agreement of even date herewith between the Buyer and the Company. Under the term of the Pledge Agreement, the 15,000,000 shares of the Company's Common Stock shall be held as security for the payment of the Unpaid Portion of the Purchase Price (as defined below). Such shares shall be placed in escrow with Kirkpatrick & Lockhart LLP (the "ESCROW AGENT") pursuant to an Escrow Agreement of even date herewith among the Buyer, the Company and the Escrow Agent.

            1.2. PURCHASE PRICE AND PAYMENT.

                  (a) PURCHASE PRICE. The purchase price (the "PURCHASE PRICE") for the Common Stock to be issued to the Buyer pursuant to SECTION 1.1 hereof shall be equal to $3,000,000, which shall be paid as set forth in this SECTION
1.2 hereof. The Company acknowledges and agrees that the 39,000,000 shares of the Company's Common Stock to be issued to the Buyer on the date hereof have been paid for in full by the Company's receipt of the Advance (as defined below).

                  (b) MANNER OF PAYMENT. The Company acknowledges that it has received from the Buyer the sum of $450,000 (the "ADVANCE") as an advance on the Purchase Price. The remaining portion of the Purchase Price (the "UNPAID PORTION OF THE PURCHASE PRICE") shall be paid as follows:

                      (i) Within 90 days of the date hereof, the Buyer shall pay the Company a minimum of $300,000 in cash or immediately available funds; and

                      (ii) The balance of the Purchase Price of $2,250,000 shall be paid within one (1) year of the date hereof in the form of cash or other property with a fair market value of at least $2,250,000 as determined by the Company's Board of Directors. The Unpaid Portion of the Purchase Price shall be secured by the 15,000,000 shares of the Company's Common Stock to be pledged to the Company pursuant to Section 1.1 hereof.

            1.3. CLOSING. The parties to this Agreement shall consummate the transactions contemplated by this Agreement at a closing (the "CLOSING") to be held no later than March 30, 2001; provided, in no event shall the Closing occur prior to the satisfaction of the conditions precedent set forth in SECTIONS 6, 7 AND 8 hereof. The date of Closing is referred to herein as the "CLOSING DATE." The Closing shall take place at the offices of counsel to the Buyer, or at such other place as may be mutually agreed upon by the Buyer and the Company. At the Closing, the Company shall deliver to the Buyer the original stock certificates representing the Common Stock purchased hereby.

      2.    ADDITIONAL AGREEMENTS.

            2.1. BOARD MEETING. Prior to the Closing, the Board of Directors of the Company shall hold a meeting to elect the persons set forth in SCHEDULE 2.1 to the offices indicated and vote to expand the size of the Board from five to eleven members. Prior to the conduct of any other business at the meeting, all members of the Board (except for L. Alan Schafler) shall resign and the remaining members of the Board shall fill the resulting vacancies with the persons indicated on SCHEDULE 2.1.

            2.2. ACCESS AND INSPECTION, ETC. The Company allowed and shall allow the Buyer and its authorized representatives full access during normal business hours from and after the date hereof and prior to the Closing Date to all of the properties, books, contracts, commitments and records of the Company for the purpose of making such investigations as the Buyer may reasonably request in connection with the transactions contemplated hereby, and shall cause the Company to furnish Buyer such information concerning its affairs as Buyer may reasonably request. The Company has caused and shall cause its personnel to assist the Buyer in making such investigation and shall use their best efforts to cause the counsel, accountants, engineers and other non-employee representatives of the Company to be reasonably available to Buyer for such purposes.

            2.3. CONFIDENTIAL TREATMENT OF INFORMATION. From and after the date hereof, the parties hereto shall and shall cause their representatives to hold in confidence this Agreement (including the Schedules hereto), all matters relating hereto and all data and information obtained with respect to the other parties or their business, except such data or information as is published or is a matter of public record, or as compelled by legal process. In the event this Agreement is terminated pursuant to SECTION 10 hereof, each party shall promptly return to the other any statements, documents, schedules, exhibits or other written information obtained from them in connection with this Agreement, and shall not retain any copies thereof.

            2.4. PUBLIC ANNOUNCEMENTS. The parties will consult with each other before issuing any press releases or otherwise making any public statement with respect to this Agreement or any of the transactions contemplated hereby and no party will issue any such press release or make any such public statement without the prior written consent of the other parties, except as may be required by law or by the rules and regulations of any governmental authority or securities exchange.

            2.5. BEST EFFORTS. Subject to the terms and conditions provided in this Agreement, each of the parties shall use its best efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions that are within its power to cause to be fulfilled those conditions precedent to its obligations or the obligations of the other parties to consummate the transactions contemplated by this Agreement that are dependent upon its actions.

            2.6. FURTHER ASSURANCES. The parties shall deliver any and all other instruments or documents required to be delivered pursuant to, or necessary or proper in order to give effect to, the provisions of this Agreement, including, without limitation, all necessary stock powers and such other instruments of transfer as may be necessary or desirable to issue the shares of the Company's Common Stock and to consummate the transactions contemplated by this Agreement.

      3.    REPRESENTATIONS, COVENANTS AND WARRANTIES OF THE COMPANY.

      To induce Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, the Company represents and warrants to and covenants with the Buyer as follows:

            3.1. ORGANIZATION; COMPLIANCE. The Company is a corporation duly organized, validly existing and in good standing under the laws of Nevada. The Company is: (a) entitled to own or lease its properties and to carry on its business as and in the places where such business is now conducted, and (b) duly licensed and qualified in all jurisdictions where the character of the property owned by it or the nature of the business transacted by it makes such license or qualification necessary, except where the failure to do so would not result in a material adverse effect on the Company. SCHEDULE 3.1 lists all locations where the Company has an office or place of business and the nature of the ownership interest in such property (fee, lease, or other).

            3.2.  CAPITALIZATION AND RELATED MATTERS.

                  (a) The Company has an authorized capital consisting of __________________ shares of Common Stock, __________ of Preferred Stock, of which ____ shares of Common Stock and ________ shares of Preferred Stock are issued and outstanding at the date hereof. All shares of Common Stock are duly and validly issued, fully paid and nonassessable. No shares of Common Stock (i) were issued in violation of the preemptive rights of any shareholder, or (ii) are held as treasury stock.

                  (b) Except as set forth in SCHEDULE 3.2(B), there are not outstanding any securities convertible into capital stock of the Company nor any rights to subscribe for or to purchase, or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to, such capital stock or securities convertible into such capital stock (collectively, "SECURITIES RIGHTS"). The Company: (i) is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its capital stock; or (ii) has no liability for dividends or other distributions declared or accrued, but unpaid, with respect to any capital stock.

                  (c) Attached hereto as SCHEDULE 3.2(C) is a shareholder list (the "SHAREHOLDER LIST") of a recent date. Each shareholder identified on the Shareholder List is the record and beneficial owner of the number of shares of the Company's Common Stock shown opposite his name. The Company is not a party to any agreement, understanding or arrangement, direct or indirect, relating to any class or series of the Company's capital stock, including, without limitation, any voting agreement, restriction on resale, shareholder agreement or registration rights agreement.

            3.3. SUBSIDIARIES AND INVESTMENTS.

            (a) SCHEDULE 3.3 discloses with respect to each Subsidiary (as defined below) (i) its name, (ii) the jurisdiction of its organization, (iii) the number of its authorized shares or other equity interests, (iv) the number of its outstanding shares or other equity interests of each class or series, and
(v) the name of the owner and the number and percentage of outstanding shares or other equity interests of each class or series of such Subsidiary owned of record and, if different, owned beneficially by the Company and any other person. All of the outstanding capital stock and other equity interests of each of the Subsidiaries is validly issued, fully paid and nonassessable and was issued in compliance with all applicable federal and state securities or "blue sky" laws and regulations. There are no Securities Rights relating to any shares of capital stock, other equity interests or other securities of any of the Subsidiaries. The Company and the Subsidiaries have good, marketable and exclusive title to the shares or other equity interests disclosed on SCHEDULE
3.3 as being owned by each of them, free and clear of all Encumbrances. All rights and powers to vote such shares or other equity interests are held exclusively by the Company, directly or indirectly through one or more of the Subsidiaries, as the case may be. Each Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has the corporate power and authority to own or lease its properties and to carry on its business as now conducted. For the purposes hereof, a "SUBSIDIARY" means any corporation, limited liability company, partnership, joint venture or other entity in which the Company owns, directly or indirectly, more than 20% of the outstanding voting securities or equity interests.

            (b) Except as disclosed in SCHEDULE 3.3, the Company does not own, nor has it ever owned, any equity interest in any corporation, limited liability company, partnership, joint venture or other entity.

            3.4. EXECUTION; NO INCONSISTENT AGREEMENTS; ETC.

                  (a) This Agreement is a valid and binding agreement of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy or similar laws affecting the enforcement of creditors' rights generally, and the availability of equitable remedies.

                  (b) Except as set forth in SCHEDULE 3.4, the execution and delivery of this Agreement by the Company does not, and the consummation of the transactions contemplated hereby will not, constitute a breach or violation of the charter or bylaws of the Company, or a default under any of the terms, conditions or provisions of (or an act or omission that would give rise to any right of termination, cancellation or acceleration under) any note, bond, mortgage, lease, indenture, agreement or obligation to which the Company is a party, pursuant to which the Company otherwise receives benefits, or to which any of the properties of the Company is subject.

            3.5. CORPORATE RECORDS. The statutory records, including the stock register and minute books of the Company, fully reflect all issuances, transfers and redemptions of its capital stock, correctly show and will correctly show the total number of shares of its capital stock issued and outstanding on the date hereof and on the Closing Date, the charter or other organizational documents and all amendments thereto, and bylaws as amended and currently in force.

            3.6. FINANCIAL STATEMENTS.

                  (a) The Company has delivered to the Buyer (i) the consolidated audited balance sheet of the Company as of December 31, 1999, and the consolidated audited consolidated profit and loss statement of the Company for the fiscal year ended December 31, 1999 and (ii) the consolidated unaudited balance sheet of the Company as of December 31, 2000 and the consolidated unaudited profit and loss statement of the Company for the twelve months ended December 31, 2000 (the balance sheet as of December 31, 2000 is hereinafter referred to as the "2000 COMPANY BALANCE SHEET"). All the foregoing financial statements, and any financial statements delivered pursuant to subsection (c) below, are referred to herein collectively as the "COMPANY FINANCIAL STATEMENTS."

                  (b) The Company Financial Statements have been and will be prepared in accordance with GAAP, applied on a consistent basis (except that the unaudited statements do not contain all the disclosures required by GAAP), and fairly reflect and will reflect in all material respects the financial condition of the Company as at the dates thereof and the results of the operations of the Company for the periods then ended.

                  (c) Until Closing, the Company will furnish to Buyer consolidated unaudited interim financial statements of the Company for each month subsequent to December 31, 2000 as soon as practicable but in any event within thirty (30) days after the close of any such month.

            3.7. LIABILITIES. The Company has no material debt, liability or obligation of any kind, whether accrued, absolute, contingent or otherwise, except: (a) those reflected on the 2000 Company Balance Sheet, including the notes thereto, and (b) liabilities incurred in the ordinary course of business since December 31, 2000, none of which have had or will have a material adverse effect on the financial condition of the Company.

            3.8. ABSENCE OF CHANGES. Except as described in SCHEDULE 3.8 and in the other Schedules to this Agreement, from December 31, 2000 to the date of this Agreement:

                  (a) there has not been any adverse change in the business, assets, liabilities, results of operations or financial condition of the Company or in its relationships with suppliers, customers, employees, lessors or others other than changes in the ordinary course of business, none of which, singularly or in the aggregate, have had or will have a material adverse effect on the business, properties or financial condition of the Company; and

                  (b)  the  Company  has  complied   with  the   covenants   and
restrictions set forth in SECTION 5 to the same extent as if this Agreement had been executed on, and had been in effect since, December 31, 2000.

            3.9. TITLE TO PROPERTIES. The Company has good and marketable title to all of its properties and assets, real and personal, including, but not limited to, those reflected in the 2000 Company Balance Sheet (except as since sold or otherwise disposed of in the ordinary course of business, or as expressly provided for in this Agreement), free and clear of all Encumbrances of any kind or character except: (a) those securing liabilities of the Company incurred in the ordinary course (with respect to which no material default exists); (b) liens of 2001 real estate and personal property taxes; and (c) imperfections of title and Encumbrances, if any, which, in the aggregate (i) are not substantial in amount; (ii) do not detract from the value of the property subject thereto or impair the operations of the Company or; and (iii) do not have a material adverse effect on the business, properties or assets of the Company.

            3.10. COMPLIANCE WITH LAW. The business and activities of the Company has at all times been conducted in accordance with its articles of incorporation and bylaws and any applicable law, regulation, ordinance, order, License (defined below), permit, rule, injunction or other restriction or ruling of any court or administrative or governmental agency, ministry, or body, except where the failure to do so would not result in a material adverse effect on the Company.

            3.11. TAXES. The Company has duly filed all material federal, state, local and foreign tax returns and reports, and all returns and reports of all other governmental units having jurisdiction with respect to taxes imposed on it or on its income, properties, sales, franchises, operations or employee benefit plans or trusts, all such returns were complete and accurate when filed, and all taxes and assessments payable by the Company have been paid to the extent that such taxes have become due. All taxes accrued or payable by the Company for all periods through December 31, 2000 have been accrued or paid in full, whether or not due and payable and whether or not disputed. The Company has withheld proper and accurate amounts from its employees for all periods in full compliance with the tax withholding provisions of applicable foreign, federal, state and local tax laws. There are no waivers or agreements by the Company for the extension of time for the assessment of any taxes. The tax returns of the Company have never been examined by any authority or other administrative body or court of any state or country. There are not now any examinations of the income tax returns of the Company pending, or any proposed deficiencies or assessments against the Company of additional taxes of any kind. The Company shall duly and timely prepare and file all material federal, state, local and foreign tax returns and reports for 2000, and all returns and reports of all other governmental units having jurisdiction with respect to taxes imposed on the Company or on its income, properties, sales, franchises, operations or employee benefit plans or trusts, and all such returns will be complete and accurate when filed.


            3.12. REAL PROPERTIES. The Company does not have an interest in any real property, except for the Leases (as defined below).

            3.13. LEASES OF REAL PROPERTY. All leases pursuant to which the Company is lessee or lessor of any real property (the "LEASES") are listed in
SCHEDULE 3.13 and are valid and enforceable in accordance with their terms. There is not under any of such leases (a) any material default or any claimed material default by the Company or any event of default or event which with notice or lapse of time, or both, would constitute a material default by the Company and in respect to which the Company has not taken adequate steps to prevent a default on its part from occurring, or (b) to the knowledge of the Company, any material default by any lessee of the Company or any event of default or event which with notice or lapse of time, or both, would constitute a material default by any lessee. The copies of the Leases heretofore furnished to Buyer are true, correct and complete, and such Leases have not been modified in any respect since the date they were so furnished, and are in full force and effect in accordance with their terms. The Company is lawfully in possession of all real properties of which they are a lessee (the "LEASED PROPERTIES").

            3.14. CONTINGENCIES. Except as disclosed on SCHEDULE 3.14, there are no actions, suits, claims or proceedings pending, or to the knowledge of the Company threatened against, by or affecting, the Company in any court or before any arbitrator or governmental agency that may have a material adverse effect on the Company or which could materially and adversely affect the right or ability of the Company to consummate the transactions contemplated hereby. To the knowledge of the Company, there is no valid basis upon which any such action, suit, claim, or proceeding may be commenced or asserted against it. There are no unsatisfied judgments against the Company and no consent decrees or similar agreements to which the Company is subject and which could have a material adverse effect on the Company.

            3.15. PRODUCTS LIABILITY; WARRANTIES; INSURANCE. The Company will have not loss, damage, liability, fine, penalty, cost and expense (each, a "LIABILITY") that is not fully covered by insurance relating to any product manufactured, distributed or sold by the Company prior to the Closing, whether or not such Liability is related to products that are defective or improperly designed or manufactured or are in breach of any express or implied product warranty. SCHEDULE 3.15 discloses and describes the terms of all express product warranties under which the Company may have Liability after the Closing Date.

            3.16. INTELLECTUAL PROPERTY RIGHTS.

                  (a) The Company owns and possesses all right, title and interest in and to, or has a valid license to use, all of the Proprietary Rights (as defined below) necessary for the operation of its business as presently conducted and none of such Proprietary Rights have been abandoned;

                  (b) no claim by any third party contesting the validity, enforceability, use or ownership of any such Proprietary Rights has been made, is currently outstanding or, to the knowledge of the Company, is threatened, and to the knowledge of the Company there is no reasonable basis for any such claim;

                  (c) neither the Company nor any registered agent of any of the foregoing has received any notice of, nor is the Company aware of any reasonable basis for an allegation of, any infringement or misappropriation by, or conflict with, any third party with respect to such Proprietary Rights, nor has the Company, or any registered agent of any of them received any claim of infringement or misappropriation of or other conflict with any Proprietary Rights of any third party;

                  (d) the Company has not infringed, misappropriated or otherwise violated any Proprietary Rights of any third parties, and the Company is not aware of any infringement, misappropriation or conflict which will occur as a result of the continued operation of the Company as presently operated and as contemplated to be operated or as a result of the consummation of the transactions contemplated hereby; and

                  (e) all employees who have contributed to or participated in the conception and/or development of all or any part of the Proprietary Rights which are not licensed to the Company from a third party either (i) have been party to a "work-for-hire" arrangement or agreement with the Company, in accordance with applicable federal and state law, that has accorded the Company full, effective, exclusive, and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that have conveyed to the Company full, effective and exclusive ownership of all tangible and intangible property thereby arising.

                  (f) As used herein,  the term  "PROPRIETARY  RIGHTS" means all proprietary information of the Company, as the case may be, including all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), all trademarks, service marks, trade dress, trade names, corporate names, domain names, copyrights, all trade secrets, confidential information, ideas, formulae, compositions, know-how, processes and techniques, drawings, specifications, designs, logos, plans, improvements, proposals, technical and computer data, documentation and software, financial, business and marketing plans, and related information and all other proprietary, industrial or intellectual property rights relating to the business of the Company, including those proprietary, industrial or intellectual property rights found at the Company's websites listed on SCHEDULE 3.16.

                  (g) The consummation of the transactions contemplated by this Agreement will not adversely affect the right of the Company to continue to use the Proprietary Rights. To the extent that the registration of any Proprietary Right is required by law, such Proprietary Right has been duly and validly registered or filed, and any fees that are necessary to maintain in force any Proprietary Rights or registrations thereof have been paid. SCHEDULE 3.16 sets forth a list and description of the copyrights, trademarks, service marks, trade dress, trade names and domain names used or held by the Company and, where appropriate, the date, serial or registration number, and place of any registration thereof.

            3.17. MATERIAL CONTRACTS. SCHEDULE 3.17 contains a complete list of all contracts of the Company which involve consideration in excess of the equivalent of $10,000 or have a term of one year or more (the "MATERIAL CONTRACTS"). The Company has delivered to Buyer a true, correct and complete copy of each of the written contracts, and a summary of each oral contract, listed on SCHEDULE 3.17. Except as disclosed in SCHEDULE 3.17: (a) the Company has performed all material obligations to be performed by them under all such contracts, and is not in material default thereof, and (b) no condition exists or has occurred which with the giving of notice or the lapse of time, or both, would constitute a material default by the Company or accelerate the maturity of, or otherwise modify, any such contract, and (c) all such contracts are in full force and effect. No material default by any other party to any of such contracts is known or claimed by the Company to exist.

            3.18. INSURANCE. SCHEDULE 3.17 contains a complete list of all policies of insurance presently maintained by the Company all of which are, and will be maintained through the Closing Date, in full force and effect; and all premiums due thereon have been paid and the Company has not received any notice of cancellation with respect thereto. The Company has heretofore delivered to Buyer or its representatives a true, correct and complete copy of each such insurance policy.

            3.19. EMPLOYMENT AND LABOR MATTERS. SCHEDULE 3.19 sets forth the name, position, employment date, and 2000 compensation (base and bonus) of each employee of the Company who earned $25,000 or more in 2000. The Company is not a party to any collective bargaining agreement (whether industry wide or on a company level) or agreement of any kind with any union or labor organization. There has not been any attempt by any union or other labor organization to organize the employees of the Company at any time in the past five (5) years.

            3.20. EMPLOYEE BENEFIT MATTERS.

                  (a) Except as disclosed in SCHEDULE 3.20, the Company does not provide, nor is it obligated to provide, directly or indirectly, any benefits for employees other than salaries, sales commissions and bonuses, including, but not limited to, any pension, profit sharing, stock option, retirement, bonus, hospitalization, insurance, severance, vacation or other employee benefits

(including any housing or social fund contributions) under any practice, agreement or understanding.

                  (b) Each employee benefit plan maintained by or on behalf of the Company or any other party (including any terminated pension plans) which covers or covered any employees or former employees of the Company (collectively, the "EMPLOYEE BENEFIT PLAN") is listed in SCHEDULE 3.20. The Company has delivered to Buyer true and complete copies of all such plans and any related documents. With respect to each such plan: (a) no litigation, administrative or other proceeding or claim is pending, or to the knowledge of the Company, threatened or anticipated involving such plan; (b) there are no outstanding requests for information by participants or beneficiaries of such plan; and (c) such plan has been administered in compliance in all material respects with all applicable laws and regulations.

                  (c) The Company has timely made payment in full of all contributions to all of the Employee Benefit Plans which the Company was obligated to make prior to the date hereof; and there are no contributions declared or payable by the Company to any Employee Benefit Plan which, as of the date hereof, has not been paid in full.

            3.21. POSSESSION OF FRANCHISES, LICENSES, ETC. The Company: (a) possesses all material franchises, certificates, licenses, permits and other authorizations (collectively, the "LICENSES") from governmental authorities, political subdivisions or regulatory authorities that are necessary for the ownership, maintenance and operation of its business in the manner presently conducted; (b) are not in violation of any provisions thereof; and (c) have maintained and amended, as necessary, all Licenses and duly completed all filings and notifications in connection therewith.

            3.22.  ENVIRONMENTAL MATTERS.  Except as disclosed in SCHEDULE 3.22:
(i) the Company is not in violation, in any material respect, of any Environmental Law (as defined below); (ii) the Company has received all permits and approvals with respect to emissions into the environment and the proper collection, storage, transport, distribution or disposal of Wastes (as defined below) and other materials required for the operation of its business at present operating levels; and (iii) the Company is not liable or responsible for any material clean up, fines, liability or expense arising under any Environmental Law, as a result of the disposal of Wastes or other materials in or on the property of the Company (whether owned or leased), or in or on any other property, including property no longer owned, leased or used by the Company. As used herein, (a) "ENVIRONMENTAL LAWS" means, collectively, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Superfund Amendments and Reauthorization Act of 1986, the Resource Conservation and Recovery Act, the Toxic Substances Control Act, as amended, the Clean Air Act, as amended, the Clean Water Act, as amended, any other "Superfund" or "Superlien" law or any other federal, or applicable state or local statute, law, ordinance, code, rule, regulation, order or decree (foreign or domestic) regulating, relating to, or imposing liability or standards of conduct concerning, Wastes, or the environment; and (b) "WASTES" means and includes any hazardous, toxic or dangerous waste, liquid, substance or material (including petroleum products and derivatives), the generation, handling, storage, disposal, treatment or emission of which is subject to any Environmental Law.

            3.23. AGREEMENTS AND TRANSACTIONS WITH RELATED PARTIES. Except as disclosed on SCHEDULE 3.23, the Company is not, and since December 31, 1999 has not been, a party to any contract, agreement, lease or transaction with, or any other commitment to, (a) a shareholder, (b) any person related by blood, adoption or marriage to shareholder, (c) any director or officer of the Company,
(d) any corporation or other entity in which any of the foregoing parties has, directly or indirectly, at least five percent (5.0%) beneficial interest in the capital stock or other type of equity interest in such corporation or other entity, or (e) any partnership in which any such party is a general partner or a limited partner having a five percent (5%) or more interest therein (any or all of the foregoing being herein referred to as a "RELATED PARTY" and collectively as the "RELATED PARTIES"). Without limiting the generality of the foregoing, except as set forth in SCHEDULE 3.23, (a) no Related Party, directly or indirectly, owns or controls any assets or properties which are or have since December 31, 1999 been used in the business of the Company, and (b) no Related Party, directly or indirectly, engages in or has any significant interest in or connection with any business: (i) which is or which within the last two (2) years has been a competitor, customer or supplier of, or has done business with, the Company, or (ii) which as of the date hereof sells or distributes products or provides services which are similar or related to the products or services of the Company.

            3.24. BUSINESS PRACTICES.  Except as disclosed on SCHEDULE 3.24, the
Company has not, at any time, directly or indirectly, made any contributions or payment, or provided any compensation or benefit of any kind, to any municipal, county, state, federal or foreign governmental officer or official, or any other person charged with similar public or quasi-public duties, or any candidate for political office. The Company's books, accounts and records (including, without limitation, customer files, product packaging and invoices) accurately describe and reflect, in all material respects, the nature and amount of the Company's products, purchases, sales and other transactions. Without limiting the generality of the foregoing, the Company has not engaged, directly or indirectly, in: (a) the practice known as "double-invoicing" or the use or issuance of pro-forma or dummy invoices; or (b) the incorrect or misleading labeling, marketing or sale of refurbished goods as new goods.

            3.25. REPORTS. The Company has filed all required forms, reports and documents with the SEC for the three years ended December 31, 2000 (the "SEC REPORTS"), all of which, when filed, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. None of the SEC Reports, when made, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Except as set forth in SCHEDULE 3.25, each of the balance sheets (including related notes) included in the SEC Reports fairly presents the consolidated financial position of the Company and the Company's Subsidiaries as of the respective dates thereof, and the other related statements (including the related notes) included therein fairly present the consolidated results of operations and the changes in consolidated financial position of the Company and the Company's Subsidiaries for the respective periods indicated therein, except, in the case of interim financial statements, for the year-end audit adjustments, consisting only of a normal recurring accruals which individually and in the aggregate are not material. Each of the financial statements (including the related notes) included in the SEC Reports has been prepared in accordance with generally accepted accounting principles consistently applied during the periods involved, except as otherwise noted therein.

            3.26. SHAREHOLDER MATTERS. None of the matters set forth in this Agreement require the approval of the Company's shareholders, including, without limitation, the election of the Buyer's directors.

            3.27. FULL DISCLOSURE. No representation or warranty of the Company contained in this Agreement, and none of the statements or information concerning the Company contained in this Agreement and the Schedules, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

      4.    REPRESENTATIONS AND WARRANTIES OF BUYER.

      To induce the Company to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer represents and warrants to and covenants with the Company as follows:

            4.1.  ORGANIZATION.  Buyer  is  a  limited  liability  company  duly organized, validly existing and in good standing under the laws of Florida. The Buyer has all requisite power and authority to execute, deliver and carry out the terms of this Agreement and the consummation of the transactions contemplated herein.

            4.2. EXECUTION; NO INCONSISTENT AGREEMENTS; ETC.

                  (a) The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly and validly authorized and approved by Buyer and this Agreement is a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as such enforcement may be limited by bankruptcy or similar laws affecting the enforcement of creditors' rights generally, and the availability of equitable remedies.

                  (b) The execution and delivery of this Agreement by Buyer does not, and the consummation of the transactions contemplated hereby will not, constitute a breach or violation of the charter or bylaws of Buyer, or a default under any of the terms, conditions or provisions of (or an act or omission that would give rise to any right of termination, cancellation or acceleration under) any material note, bond, mortgage, lease, indenture, agreement or obligation to which Buyer is a party, pursuant to which any of them otherwise receive benefits, or by which any of their properties may be bound.

            4.3. SECURITIES LAWS.

                  (a) The Buyer is purchasing the shares of Common Stock for investment purposes and not with a view to the sale or distribution, by public or private sale or other disposition, and the Buyer has no present intention of selling, granting any participation in or otherwise distributing or disposing of any of the shares of Common Stock.

                  (b) INVESTMENT REPRESENTATIONS. The Buyer has been offered the opportunity to ask questions of, and receive answers from the Company's management, and the Buyer has been given full and complete access to all available information and data relating to the business and assets of the Company and has obtained such additional information about the Company as the Buyer has deemed necessary in order to evaluate the opportunities, both financial and otherwise, with respect to the Company and, except as set forth herein, has not relied on any representation, warranty or other statement concerning the Company and its evaluation of the decision to consummate the transactions contemplated herein. In its judgment, the Buyer is sufficiently familiar with the Company to enable the Buyer to proceed with the transactions contemplated hereby.

                  (c) The Buyer is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "SECURITIES Act").

                  (d) The Buyer is a sophisticated investor familiar with the type of risks inherent in the acquisition of securities such as the shares of the Company and the Buyer's financial position is such that the Buyer can afford to retain its shares of Company Common Stock for an indefinite period of time without realizing any direct or indirect cash return on its investment.

      5.    CONDUCT OF BUSINESS OF THE COMPANY PENDING CLOSING.

      The Company covenants and agrees that between the date hereof and the Closing Date:

            5.1.  BUSINESS  IN THE  ORDINARY  COURSE.  Except  as set  forth  in
SCHEDULE 5.1, the business of the Company shall be conducted only in the ordinary course, and consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in SCHEDULE 5.1 or as otherwise approved by Buyer:

                  (a) The Company shall not enter into any contract, agreement or other arrangement which would constitute a Material Contract, except for contracts to sell or supply goods or services to customers in the ordinary course of business at prices and on terms substantially consistent with the prior operating practices of the Company;

                  (b) except for sales of personal property in the ordinary course of its business, the Company shall not sell, assign, transfer, mortgage, convey, encumber or otherwise dispose of, or cause the sale, assignment, transfer, mortgage, conveyance, encumbrance or other disposition of any of the assets or properties of the Company or any interest therein;

                  (c) the Company shall not acquire any material assets, except expenditures made in the ordinary course of business as reasonably necessary to enable the Company to conduct its normal business operations and to maintain its normal inventory of goods and materials, at prices and on terms substantially consistent with current market conditions and prior operating practices;

                  (d) the Company shall maintain in full force and effect all insurance policies referred to in SECTION 3.18 hereof or other insurance equivalent thereto;

                  (e) the books, records and accounts of the Company shall be maintained in the usual, regular and ordinary course of business on a basis consistent with prior practices and in accordance with GAAP;

                  (f) the Company shall use its best efforts to preserve its business organization, to preserve the good will of its suppliers, customers and others having business relations with the Company, and to retain the services of key employees and agents of the Company after the Closing Date on terms acceptable to Buyer;

                  (g) except as it may terminate in accordance with the terms of this Agreement, the Company shall keep in full force and effect, and not cause a default of any of its obligations under, each of their contracts and commitments;

                  (h) the Company shall duly comply in all material respects with all laws applicable to it and to the conduct of its business;

                  (i) the Company shall not create, incur or assume any liability or indebtedness, except in the ordinary course of business consistent with past practices;

                  (j) the Company shall not make or commit to make any capital expenditures in excess of ten thousand dollars ($10,000) in the aggregate;

                  (k) other than as contemplated in this Agreement, the Company shall not apply any of its assets to the direct or indirect payment, discharge, satisfaction or reduction of any amount payable directly or indirectly to or for the benefit of any shareholder or any Related Party; and

                  (l) the  Company  shall  not take or omit to take  any  action
which  would  render  any  of  the   representations  or  warranties  untrue  or
misleading, or which would be a breach of any of the covenants.

            5.2. NO MATERIAL CHANGES. Except as contemplated in this Agreement, the Company shall not materially alter its organization, capitalization, or financial structure, practices or operations. Without limiting the generality of the foregoing:

                  (a) no change shall be made in the articles of incorporation or bylaws of the Company;

                  (b) no change shall be made in the authorized or issued capital stock of the Company;

                  (c) the Company shall not issue or grant any right or option to purchase or otherwise acquire any of its capital stock or other securities;

                  (d) no dividend or other distribution or payment shall be declared or made with respect to any of the capital stock of the Company; and

                  (e) no change shall be made affecting the banking arrangements of the Company.

            5.3. COMPENSATION. No increase shall be made in the compensation or employee benefits payable or to become payable to any director, officer, employee or agent of the Company, and no bonus or profit-share payment or other arrangement (whether current or deferred) shall be made to or with any such director, officer, employee or agent, except in the ordinary course of business and consistent with prior practices.

            5.4. NOTIFICATION. Each party to this Agreement shall promptly notify the other parties in writing of the occurrence, or threatened occurrence, of any event that would constitute a breach or violation of this Agreement by any party or that would cause any representation or warranty made by the notifying party in this Agreement to be false or misleading in any respect. The Company will promptly notify the Buyer of any event that could have a material adverse effect on the business, assets, financial condition or prospects of the Company. The Company shall have the right to update the Schedules to this Agreement immediately prior to Closing; provided, if such update discloses any breach of a representation, warranty, covenant or obligation of the Company, the Buyer shall have the right to then exercise its available rights and remedies hereunder.

      6.    CONDITIONS TO OBLIGATIONS OF ALL PARTIES.

      The obligation of Buyer and the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction, on or before the Closing, of each of the following conditions; any or all of which may be waived in whole or in part by the joint agreement of Buyer and the Company:

            6.1. ABSENCE OF ACTIONS. No action or proceeding shall have been brought or threatened before any court or administrative agency to prevent the consummation or to seek damages in a material amount by reason of the transactions contemplated hereby, and no governmental authority shall have asserted that the within transactions (or any other pending transaction involving Buyer or the Company when considered in light of the effect of the within transactions) shall constitute a violation of law or give rise to material liability on the part of the Company or the Buyer.

            6.2. CONSENTS. The parties shall have received from any suppliers, lessors, lenders, lien holders or governmental authorities, bodies or agencies having jurisdiction over the transactions contemplated by this Agreement, or any part hereof, such consents, authorizations and approvals as are necessary for the consummation hereof, including, without limitation, the consents listed on
SCHEDULE 6.2.

      7.    CONDITIONS TO OBLIGATIONS OF THE BUYER.

      All obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment and satisfaction of each and every of the following conditions on or prior to the Closing, any or all of which may be waived in whole or in part by Buyer:

            7.1. REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in SECTION 3 of this Agreement and in any certificate, instrument, schedule, agreement or other writing delivered by or on behalf of the Company in connection with the transactions contemplated by this Agreement shall be true, correct and complete in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true, correct and complete in all respects) as of the date when made and shall be deemed to be made again at and as of the Closing Date and shall be true, correct and complete at and as of such time in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true, correct and complete in all respects).

            7.2. COMPLIANCE WITH AGREEMENTS AND CONDITIONS. The Company shall have performed and complied with all material agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

            7.3. ABSENCE OF MATERIAL ADVERSE CHANGES. No material adverse change in the business, assets, financial condition, or prospects of the Company shall have occurred, no substantial part of the assets of the Company not substantially covered by insurance shall have been destroyed due to fire or other casualty, and no event shall have occurred which has had or will have a material adverse effect on the business, assets, financial condition or prospects of the Company.

            7.4. BOARD APPROVAL. The Company's Board of Directors shall have taken the action required by them pursuant to SECTION 2.1 hereof.

            7.5. REGISTRATION RIGHTS AGREEMENT. The Company shall have executed and delivered to the Buyer a Registration Rights Agreement in a form acceptable to the Buyer. This Registration Rights Agreement shall provide, among other things, three demand registrations and unlimited piggyback registrations at the Company's cost (except for any underwriting discounts and commissions).

            7.6. EMPLOYMENT MATTERS.

                  (a) L. Alan Schafler ("SCHAFLER") shall have resigned from his positions as President and Chief Executive Officer of the Company. Further, Schafler shall release the Company from any claims related to his employment (including, without limitation, any claims for past or future compensation, performance bonus or other compensation), all on terms acceptable to the Buyer in its discretion. In exchange for the release, Schafler shall receive no less than 2,000,000 shares of the Company's Common Stock. After the date hereof, Mr. Schafler may be entitled to receive up to 1,000,000 additional shares of Common Stock subject to the Board's approval.

                  (b) All key employees of the Company and each Subsidiary shall
have   entered   into   contracts   that   contain   standard   non-competition,
confidentiality and invention assignment provisions.

            7.7. CORPORATE DOCUMENTS. The Company shall have delivered to the Buyer the articles of incorporation of the Company and each Subsidiary certified by an appropriate official of its respective jurisdiction of incorporation as being in effect as of a recent date, the bylaws of the Company and each Subsidiary certified by an appropriate officer as in effect at the Closing, the minute books and corporate records of the Company and each Subsidiary and the stock ledger of the Company and each Subsidiary.

            7.8. OTHER DOCUMENTS. The Company shall have delivered to the Buyer such other documents and instruments as the Buyer deems reasonably necessary or desirable to consummate the transactions contemplated hereby.

            7.9. CERTIFICATE OF THE COMPANY. The Company shall have executed and delivered, or caused to be executed and delivered, to the Buyer one or more certificates, dated the Closing Date, certifying in such detail as the Buyer may reasonably request to the fulfillment and satisfaction of the conditions specified in SECTIONS 7.1 THROUGH 7.8 above.

            All documents delivered to the Buyer shall be in form and substance reasonably satisfactory to the Buyer.

      8.    CONDITIONS TO OBLIGATIONS OF THE COMPANY.

      All of the obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment and satisfaction of each and every of the following conditions on or prior to the Closing, any or all of which may be waived in whole or in part by the Company:

            8.1. REPRESENTATIONS AND WARRANTIES. The representations and warranties contained in SECTION 4 of this Agreement and in any certificate, instrument, schedule, agreement or other writing delivered by or on behalf of Buyer in connection with the transactions contemplated by this Agreement shall be true and correct in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true, correct and complete in all respects) when made and shall be deemed to be made again at and as of the Closing Date and shall be true at and as of such time in all material respects (except for representations and warranties which are by their terms qualified by materiality, which shall be true, correct and complete in all respects).

            8.2. COMPLIANCE WITH AGREEMENTS AND CONDITIONS. Buyer shall have performed and complied with all material agreements and conditions required by this Agreement to be performed or complied with by Buyer prior to or on the Closing Date.

            8.3. CERTIFICATE OF BUYER. The Buyer shall have delivered to the Company a certificate, executed by an executive officer and dated the Closing Date, certifying in such detail as counsel for the Company may reasonably request to the fulfillment and satisfaction of the conditions specified in SECTIONS 8.1 THROUGH 8.2 above.

      9.    INDEMNITY.

            9.1. INDEMNIFICATION BY THE COMPANY. The Company (hereinafter collectively called the "COMPANY INDEMNITOR") shall defend, indemnify and hold harmless the Buyer, its direct and indirect parent corporations, subsidiaries and affiliates, their officers, members, directors, employees and agents (hereinafter collectively called "BUYER INDEMNITEES") against and in respect of any and all loss, damage, liability, fine, penalty, cost and expense, including reasonable attorneys' fees and amounts paid in settlement (collectively, "BUYER LOSSES"), suffered or incurred by any Buyer Indemnitee by reason of, or arising out of:

                  (a) any misrepresentation, breach of warranty or breach or nonfulfillment of any covenant, obligation or agreement of the Company contained in this Agreement or in any certificate, schedule, instrument or document delivered to Buyer by or on behalf of the Company pursuant to the provisions of this Agreement (without regard to materiality thresholds contained therein); and

                  (b) any liabilities of the Company of any nature whatsoever (including tax liability, penalties and interest), whether accrued, absolute, contingent or otherwise, (i) existing as of the date of the 2000 Company Balance Sheet, and required to be shown therein in accordance with GAAP, to the extent not reflected or reserved against in full in the 2000 Company Balance Sheet; or
(ii) arising or occurring between December 31, 2000 and the Closing Date, except for liabilities arising in the ordinary course of business, none of which shall have a material adverse effect on the Company.

            9.2. INDEMNIFICATION BY BUYER. The Buyer (hereinafter called the "BUYER INDEMNITOR") shall defend, indemnify and hold harmless the Company (hereinafter called "COMPANY INDEMNITEE") against and in respect of any and all loss, damage, liability, cost and expense, including reasonable attorneys' fees and amounts paid in settlement (collectively, "COMPANY LOSSES"), suffered or incurred by Company Indemnitee by reason of or arising out of:

                  (a) any misrepresentation, breach of warranty or breach or non-fulfillment of any material covenant, obligation or agreement of Buyer contained in this Agreement or in any other certificate, schedule, instrument or document delivered to the Company by or on behalf of Buyer pursuant to the provisions of this Agreement (without regard to materiality thresholds contained therein); and

                  (b) any liabilities of the Company of any nature whatsoever (including tax liability, penalties and interest), whether accrued, absolute, contingent or otherwise, arising from the Buyer's ownership or operation of the Company after Closing, but only so long as such liability is not the result of an act or omission of the Company occurring prior to Closing. Buyer Losses and Company Losses are sometimes collectively referred to as "INDEMNIFIABLE LOSSES."

            9.3. DEFENSE OF CLAIMS.

                  (a) Each party seeking indemnification hereunder (an "INDEMNITEE"): (i) shall provide the other party or parties (the "INDEMNITOR") written notice of any claim or action by a third party arising after the Closing Date for which an Indemnitor may be liable under the terms of this Agreement, within ten (10) days after such claim or action arises and is known to


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

Indemnitee, and (ii) shall give the Indemnitor a reasonable opportunity to participate in any proceedings and to settle or defend any such claim or action. The expenses of all proceedings, contests or lawsuits with respect to such claims or actions shall be borne by the Indemnitor. If the Indemnitor wishes to assume the defense of such claim or action, the Indemnitor shall give written notice to the Indemnitee within ten (10) days after notice from the Indemnitee of such claim or action, and the Indemnitor shall thereafter assume the defense of any such claim or liability, through counsel reasonably satisfactory to the Indemnitee, provided that Indemnitee may participate in such defense at their own expense, and the Indemnitor shall, in any event, have the right to control the defense of the claim or action. The failure of an Indemnitee to give any notice required by this Section shall not affect any of such party's rights under this Section or otherwise, except and to the extent that such failure is actually prejudicial to the rights or obligations of the Indemnitor.

                  (b) If the Indemnitor shall not assume the defense of, or if after so assuming it shall fail to defend, any such claim or action, the Indemnitee may defend against any such claim or action in such manner as they may deem appropriate and the Indemnitees may settle such claim or litigation on such terms as they may deem appropriate but subject to the Indemnitor's approval, such approval not to be unreasonably withheld; provided, however, that any such settlement shall be deemed approved by the Indemnitor if the Indemnitor fails to object thereto, by written notice to the Indemnitee, within fifteen
(15) days after the Indemnitor's receipt of a written summary of such settlement. The Indemnitor shall promptly reimburse the Indemnitee for the amount of all expenses, legal and otherwise, incurred by the Indemnitee in connection with the defense and settlement of such claim or action.

                  (c) If a non-appealable judgment is rendered against any Indemnitee in any action covered by the indemnification hereunder, or any lien attaches to any of the assets of any of the Indemnitee, the Indemnitor shall immediately upon such entry or attachment pay such judgment in full or discharge such lien unless, at the expense and direction of the Indemnitor, an appeal is taken under which the execution of the judgment or satisfaction of the lien is stayed. If and when a final judgment is rendered in any such action, the Indemnitor shall forthwith pay such judgment or discharge such lien before any Indemnitee is compelled to do so.

            9.4. WAIVER. The failure of any Indemnitee to give any notice or to take any action hereunder shall not be deemed a waiver of any of the rights of such Indemnitee hereunder, except to the extent that Indemnitor is actually prejudiced by such failure.

      10.   TERMINATION.

            10.1. TERMINATION. This Agreement may be terminated at any time on or prior to the Closing:

                  (a) By mutual consent of Buyer and the Company; or

                  (b) At the election of Buyer if: (i) a Company has breached or failed to perform or comply with any of its representations, warranties, covenants or obligations under this Agreement; or (ii) any of the conditions precedent set forth in SECTION 6 OR 7 is not satisfied as and when required by this Agreement; or (iii) the Closing has not been consummated by March 31, 2001; or

                  (c) At the election of the Company if: (i) Buyer has breached or failed to perform or comply with any of its representations, warranties, covenants or obligations under this Agreement; or (ii) any of the conditions precedent set forth in SECTION 6 OR 8 is not satisfied as and when required by this Agreement; or (iii) if the Closing has not been consummated by March 31, 2001.

            10.2. MANNER AND EFFECT OF TERMINATION. Written notice of any termination ("TERMINATION NOTICE") pursuant to this SECTION 10 shall be given by the party electing termination of this Agreement ("TERMINATING PARTY") to the other party or parties (collectively, the "TERMINATED PARTY"), and such notice shall state the reason for termination. The party or parties receiving Termination Notice shall have a period of ten (10) days after receipt of Termination Notice to cure the matters giving rise to such termination to the reasonable satisfaction of the Terminating Party. If the matters giving rise to termination are not cured as required hereby, this Agreement shall be terminated effective as of the close of business on the tenth (10th) day following the Terminated Party's receipt of Termination Notice. Upon termination of this Agreement prior to the consummation of the Closing and in accordance with the terms hereof, this Agreement shall become void and of no effect, and none of the parties shall have any liability to the others, except that nothing contained herein shall relieve any party from: (a) its obligations under SECTIONS 2.3 AND 2.4; or (b) liability for its intentional breach of any representation, warranty or covenant contained herein, or its intentional failure to comply with the terms and conditions of this Agreement or to perform its obligations hereunder.

      11.   MISCELLANEOUS.

            11.1. NOTICES.

                  (a) All notices, requests, demands, or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given upon receipt if delivered in person, or upon the expiration of two (2) days after the date sent, if sent by federal express (or similar overnight courier service) to the parties at the following addresses:

            (i)   If to Buyer:

                        Adventure Capital Group, Expedition 152, Inc.
                        On behalf of Adventure Capital Group, Expedition 152,
                           L.L.C.
                        1100 Wagner Boulevard, Suite 204
                        Fort Lauderdale, Florida 33315
                        Attn: John M. Goodwin, Jr., President

                  with a copy to:

                        Troy J. Rillo, Esq.
                        Kirkpatrick & Lockhart LLP
                        201 South Biscayne Blvd.
                        Suite 2000, Miami Center
                        Miami, Florida 33131

            (ii)  If to the Company:

                        Bionet Technologies, Inc.
                        1070 E. Indiantown Road, Suite 210
                        Jupiter, Florida 33477
                        Attn: L. Alan Schafler, President

                  With a copy to:

                        ------------------
                        ------------------
                        ------------------
                        ------------------

                  (b) Notices may also be given in any other manner permitted by law, effective upon actual receipt. Any party may change the address to which notices, requests, demands or other communications to such party shall be delivered or mailed by giving notice thereof to the other parties hereto in the manner provided herein.

            11.2. SURVIVAL. The representations, warranties, agreements and indemnifications of the parties contained in this Agreement or in any writing delivered pursuant to the provisions of this Agreement shall survive any investigation heretofore or hereafter made by the parties and the consummation of the transactions contemplated herein and shall continue in full force and effect after the Closing.

            11.3. COUNTERPARTS; INTERPRETATION. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, and this Agreement contains the sole and entire agreement among the parties with respect to the matters covered hereby. All Schedules hereto shall be deemed a part of this Agreement. This Agreement shall not be altered or amended except by an instrument in writing signed by or on behalf of all of the parties hereto. No ambiguity in any provision hereof shall be construed against a party by reason of the fact it was drafted by such party or its counsel. For purposes of this Agreement: "herein", "hereby", "hereunder", "herewith", "hereafter" and "hereinafter" refer to this Agreement in its entirety, and not to any particular subsection or paragraph. References to "including" means including without limiting the generality of any description preceding such term. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person other than the parties hereto any rights or remedies under or by reason of this Agreement.

            11.4. GOVERNING LAW. The validity and effect of this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Florida, without regard to principles of conflicts of laws thereof. Any dispute, controversy or question of interpretation arising under, out of, in connection with or in relation to this Agreement or any amendments hereof, or any breach or default hereunder, shall be litigated in the state or federal courts in Broward County, Florida, U.S.A. Each of the parties hereby irrevocably submits to the jurisdiction of any state or federal court sitting in Broward County, Florida. Each party hereby irrevocably waives, to the fullest extent it may effectively do so, the defense of an inconvenient forum to the maintenance of any such action in Broward County, Florida.

            11.5. SUCCESSORS AND ASSIGNS; ASSIGNMENT. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, legal representatives, and successors; provided, however, that the Company may not assign this Agreement or any rights hereunder, in whole or in part.

            11.6. PARTIAL INVALIDITY AND SEVERABILITY. All rights and restrictions contained herein may be exercised and shall be applicable and binding only to the extent that they do not violate any applicable laws and are intended to be limited to the extent necessary to render this Agreement legal, valid and enforceable. If any terms of this Agreement not essential to the commercial purpose of this Agreement shall be held to be illegal, invalid or unenforceable by a court of competent jurisdiction, it is the intention of the parties that the remaining terms hereof shall constitute their agreement with respect to the subject matter hereof and all such remaining terms shall remain in full force and effect. To the extent legally permissible, any illegal, invalid or unenforceable provision of this Agreement shall be replaced by a valid provision which will implement the commercial purpose of the illegal, invalid or unenforceable provision.

            11.7. WAIVER. Any term or condition of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only if such waiver is evidenced by a writing signed by such party. No failure on the part of a party hereto to exercise, and no delay in exercising, any right, power or remedy created hereunder, shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy by any such party preclude any other future exercise thereof or the exercise of any other right, power or remedy. No waiver by any party hereto to any breach of or default in any term or condition of this Agreement shall constitute a waiver of or assent to any succeeding breach of or default in the same or any other term or condition hereof.

            11.8. HEADINGS. The headings as to contents of particular paragraphs of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or as a limitation on the scope of any terms or provisions of this Agreement.

            11.9. EXPENSES. Except as otherwise expressly provided herein, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Buyer or the Company as each party incurs such expenses.

            11.10. FINDER'S FEES. The Buyer represents to the Company that no broker, agent, finder or other party has been retained by it in connection with the transactions contemplated hereby and that no other fee or commission has been agreed by the Buyer to be paid for or on account of the transactions contemplated hereby. The Company represents to the Buyer that no broker, agent, finder or other party has been retained by the Company in connection with the transactions contemplated hereby and that no other fee or commission has been agreed by the Company to be paid for or on account of the transactions contemplated hereby.

            11.11. GENDER. Where the context requires, the use of the singular form herein shall include the plural, the use of the plural shall include the singular, and the use of any gender shall include any and all genders.

            11.12. CURRENCY. All foreign currency amounts required to be converted to U.S. Dollars for purposes of this Agreement shall be converted in accordance with GAAP.

            11.13. ACCEPTANCE BY FAX. This Agreement shall be accepted, effective and binding, for all purposes, when the parties shall have signed and transmitted to each other, by telecopier or otherwise, copies of the signature pages hereto.

            11.14. ATTORNEYS FEES. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees, court costs and all expenses (including, without limitation, all such fees, costs and expenses incident to appellate, bankruptcy, post-judgment and alternative dispute resolution proceedings), incurred in that action or proceeding, in addition to any other relief to which such party may be entitled.

            11.15. NO JURY TRIAL. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT AND ANY DOCUMENT CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER
VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES' ACCEPTANCE OF THIS AGREEMENT.

      IN WITNESS WHEREOF, the parties have executed this Investment Agreement or caused this Investment Agreement to be duly executed by their duly authorized officers as of the day and year first above written.

                        BUYER:

                        ADVENTURE CAPITAL GROUP, EXPEDITION 152, L.L.C.

                        By:  Adventure Capital Group, Expedition 152, Inc.
                        Its:  Managing Member


                        By:
                           ---------------------------------------
                        Name:  John M. Goodwin, Jr.
                        Title: President


                        COMPANY:

                        BIONET TECHNOLOGIES, INC.

                        By:
                           ---------------------------------------
                        Name:
                              ------------------------------------------
                        Title:
                              ------------------------------------------